N E W S
[FOUR SEASONS GRAPHIC]


NOVEMBER 4, 2004                    CONTACTS:    DOUGLAS L. LUDWIG
                                                 CHIEF FINANCIAL OFFICER AND
                                                 EXECUTIVE VICE PRESIDENT
                                                 (416) 441-4320

                                                 BARBARA HENDERSON
                                                 VICE PRESIDENT
                                                 TAXATION AND INVESTOR RELATIONS
                                                 (416) 441-4329


                            FOUR SEASONS HOTELS INC.
                       REPORTS THIRD QUARTER 2004 RESULTS

                      EARNINGS BEFORE OTHER OPERATING ITEMS
                      MORE THAN DOUBLE THIRD QUARTER 2003.


TORONTO, CANADA --- FOUR SEASONS HOTELS INC. (TSX SYMBOL "FSH.SV"; NYSE SYMBOL "FS") today reported its results for the third quarter ended September 30, 2004.

2004 THIRD QUARTER OVERVIEW


FINANCIAL RESULTS:

As described in greater detail in the accompanying Management's Discussion and Analysis for the three months ended September 30, 2004:

  o RevPAR(1) of worldwide Core Hotels(2) increased 14.6%, on a US dollar basis, as compared to the third quarter of 2003.

  o Gross operating margins(3) at worldwide Core Hotels increased 230 basis points to 27.5%, as compared to the third quarter of 2003. Through the first nine months of 2004, gross operating margins increased 320 basis points, as compared to the same period last year.

  o Management fee revenues (excluding reimbursed costs(4)) increased 26.8% to $36.5 million, as compared to the third quarter of 2003.

  o Incentive fee revenues increased 54%, as compared to the third quarter of 2003.

  o Management earnings before other operating items increased by 39.5% to $26.3 million, as compared to the third quarter of 2003.

  o   Management   operations  profit  margin(5) (excluding   reimbursed  costs)
      increased 650 basis points to 71.9%, as compared to the third quarter of 2003.

  o Ownership results before other operating items improved $3.1 million to a loss of $6.4 million, as compared to the third quarter of 2003.

  o Earnings before other operating items increased 111.8% to $19.9 million, as compared to $9.4 million for the third quarter of 2003.

  o Net losses were $11.1 million ($0.31 basic and diluted loss per share), as compared to net earnings of $4.4 million ($0.13 basic earnings per share and $0.12 diluted earnings per share) for the third quarter of 2003.

     Included in the net losses are:
          [X] Pre-tax loss related to the redemption of the Liquid Yield Option(TM) Notes due 2029 (Zero Coupon - Subordinated)("LYONs") of $14.6 million ($0.41 per share)
          [X] Pre-tax unrealized foreign exchange loss of $4.5 million ($0.13 per share)
          [X] Pre-tax non-cash loss related to asset transactions of $4.6 million ($0.13 per share)

OTHER:

  o During the quarter, we sold the majority of our investment in Four Seasons Hotel Amman, all of our equity investment in Four Seasons Resort Whistler, settled our loan receivable with respect to the proposed Four Seasons project in Sedona and terminated our lease position in Four Seasons Hotel Berlin. Combined proceeds from these transactions were in excess of $50 million and resulted in an overall non-cash loss on disposition of $4.7 million.

  o We redeemed all of our LYONs on September 23, 2004 for cash of US$215.5 million ($275.7 million).

  o Four Seasons Hotel Cairo at Nile Plaza opened on August 15, 2004. To date in 2004, we have also added properties in Costa Rica, Provence, Budapest and Whistler to our portfolio of hotels and resorts under management.

"During the third quarter, luxury travel demand continued to improve in the vast majority of our markets. We continue to achieve industry-leading RevPAR and our profit margins are continuing to improve, particularly as we realize higher achieved room rates," said Isadore Sharp, Chairman and Chief Executive Officer. "As a result of adhering to our long-term corporate strategy, we believe we are very well-positioned in this environment where luxury travel demand improvements are outpacing other sectors of the industry. In addition, the geographic balance of our portfolio has been and is expected to continue to allow us to capitalize on the improving travel demand that we are now seeing on a global basis."

"In keeping with our strategy, during the third quarter we completed the divestiture of our equity interest in Whistler and the majority of our investment in Amman to repatriate the capital we had invested to secure two long-term management agreements. In addition, we settled a loan to Sedona and our lease interest in Berlin was terminated, which have allowed us to divest these two targeted investments," commented Douglas L. Ludwig, Chief Financial Officer and Executive Vice President. "During the quarter, we also redeemed the convertible notes we had issued in September 1999, allowing us to significantly lower our economic cost of debt, while also maintaining what we believe is the strongest balance sheet in the lodging industry."

"Four Seasons' growth program has excellent momentum with many great opportunities being presented to us. During this year, we have signed eleven letters of intent and opened five new properties," commented Kathleen Taylor, President Worldwide Business Operations. "We have now added Dubai, Seattle and two hotels in Moscow to our list of hotels under development. We are also extremely pleased to be returning to the Seattle market so quickly, and we believe our ability to do so is a clear demonstration of the strength of the Four Seasons brand."

                              THIRD QUARTER OF 2004
                      MANAGEMENT'S DISCUSSION AND ANALYSIS

THIS MANAGEMENT'S DISCUSSION AND ANALYSIS ("MD&A") FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2004 IS PROVIDED AS OF NOVEMBER 3, 2004. IT SHOULD BE READ IN CONJUNCTION WITH THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THAT PERIOD AND THE MD&A FOR THE YEAR ENDED DECEMBER 31, 2003 AND THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THAT PERIOD. EXCEPT AS DISCLOSED IN THIS MD&A, THERE HAS BEEN NO MATERIAL CHANGE IN THE INFORMATION DISCLOSED IN THE MD&A FOR THE YEAR ENDED DECEMBER 31, 2003. A SUMMARY OF CONSOLIDATED REVENUES, MANAGEMENT EARNINGS, OWNERSHIP AND CORPORATE OPERATIONS EARNINGS AND NET EARNINGS FOR THE PAST EIGHT QUARTERS CAN BE FOUND IN NOTE 6.


OPERATING ENVIRONMENT


SEASONALITY

Four Seasons hotels and resorts are affected by normally recurring seasonal patterns and, for most of the properties, demand is usually lower in the period from December through March than the remainder of the year. Typically, the first quarter is the weakest quarter, and the fourth quarter is the strongest quarter for the majority of the properties.

Our ownership operations are particularly affected by seasonal fluctuations, with lower revenue, higher operating losses and lower cash flow in the first quarter, as compared to the other quarters. As a result, ownership operations usually incur an operating loss in the first quarter of each year.

Management operations are also impacted by seasonal patterns, as revenues are affected by the seasonality of hotel and resort revenues and operating results. Urban hotels generally experience lower revenues and operating results in the first quarter. However, this negative impact on management revenues is offset, to some degree, by increased travel to our resorts in the period.


HOTEL OPERATING RESULTS

-----------------------------------------------------------------------------------------------------------------------
                                   Three months ended September 30, 2004        Nine months ended September 30, 2004
                                   increase over (decrease from) three          increase over (decrease from) nine
                                   months ended September 30, 2003              months ended September 30, 2003
                                   (percentage change, on US dollar basis)      (percentage change, on US dollar basis)
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
  REGION                            RevPAR     Gross Operating     Gross        RevPAR        Gross          Gross
                                                Revenue (GOR)    Operating                  Operating      Operating
                                                                 Profit (GOP)               Revenue (GOR)  Profit (GOP)
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
  WORLDWIDE CORE HOTELS              14.6%         12.2%          22.3%         17.4%         15.7%           30.1%
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
  US CORE HOTELS                      8.2%          6.2%           7.4%          8.1%          6.9%            7.3%
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
  OTHER AMERICAS/ CARIBBEAN          15.9%         12.5%          30.5%         22.2%         20.7%           44.9%
  CORE HOTELS
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
  EUROPE CORE HOTELS                 11.5%         12.5%          14.5%         23.4%         22.9%           35.7%
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
  MIDDLE EAST CORE HOTELS            49.4%         49.1%          90.3%         73.0%         80.1%          211.5%
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
  ASIA/PACIFIC CORE HOTELS           40.8%         28.5%          63.4%         42.9%         33.3%           84.1%
-----------------------------------------------------------------------------------------------------------------------

Underlying these operating results:

  o Business and leisure travel demand improved in the majority of the markets in which we operate during the three months and nine months ended September 30, 2004. However, for the first half of this year, group meeting demand continued to lag behind business and leisure travel demand, and properties that typically derive the larger portion of their business from group travel (including Aviara and the Ritz-Carlton Chicago) experienced RevPAR declines for the nine months ended September 30, 2004, when compared to the same period in 2003.

o The improvement in RevPAR at the US Core Hotels in the third quarter of 2004 over the same period in 2003 was the result of occupancy improvements from 69.3% to 70.9% and a 6.0% increase in achieved room rate. Properties under management in Atlanta, Boston, Hawaii, Los Angeles (Regent Beverly Wilshire) and Philadelphia performed particularly well on a RevPAR basis relative to the average for their region. These markets benefited from the increase in both business and leisure travel demand. Hotels under management in Florida experienced RevPAR improvements well below the average for the US, primarily as a result of the negative impact of the severe hurricane season on travel. Gross operating profits in US Core Hotels increased 7.4% in the third quarter of 2004, as compared to the same period in 2003. While revenue under management increased, some of this improvement was offset by continued increases in labour-related costs (particularly health care) and costs of energy and insurance. The 8.1% improvement in RevPAR for the nine months ended September 30, 2004 reflect the same solid operating trends as the quarterly results.

  o In the Other Americas/Caribbean region, the properties under management in Toronto and Buenos Aires experienced significant RevPAR increases. Notwithstanding the adverse impact of the severe hurricanes on several properties in the Other Americas/Caribbean region, in the third quarter of 2004, occupancy in the region increased to 67.2% (from 60.0% for the same period in 2003) and achieved room rates, on a US dollar basis, increased 3.7%, as compared to the third quarter of 2003. Gross operating profits increased 30.5%, on a US dollar basis, in particular as a result of strong revenue improvements in Toronto and Buenos Aires.

  o The 22.2% RevPAR improvement in the Other Americas/Caribbean region for the nine months ended September 30, 2004, as compared to the same period in 2003, reflecting the recovery of the Canadian hotels from the impact of SARS on travel demand during 2003.

o The majority of the properties in the European region also had RevPAR improvements in the third quarter of 2004, as compared to the third quarter of 2003. While occupancy in the European region was 63.1% for the third quarter of 2004, as compared to 65.1% in the same period in 2003 (primarily as a result of declines in Four Seasons Hotel Ritz Lisbon and Four Seasons Hotel Istanbul), achieved room rates, on a US dollar basis, increased 11.7% in the three months ended September 30, 2004, as compared to the three months ended September 30, 2003. Gross operating profits increased 14.5% in the third quarter of 2004, as compared to the third quarter of 2003, with the strongest improvements at the hotels under management in Dublin and Paris offsetting the weaker operating results in Istanbul and Lisbon.

  o As a result of improved demand in the first nine months of 2004, as compared to the first nine months of 2003 when the war in Iraq had a significant negative impact on travel, RevPAR for the European properties for the nine months ended September 30, 2004 increased 23.4%. The increase is the result of occupancy improvements to 64% from 59% and a 14% increase in achieved room rates.

  o All of the properties in the Middle East region had significant RevPAR improvements in the third quarter of 2004, as compared to the third quarter of 2003, as a result of improved demand (occupancy in the region increased to 75.1% from 54.7%) and higher rates during the quarter (achieved room rates improved 9.3%, on a US dollar basis). Gross operating profits increased 90.3% during the third quarter, as compared to the same period last year, reflecting the strong profitability potential of this region.

  o RevPAR increased 73.0% in the Middle East region for the nine months ended September 30, 2004, as compared to the same period in 2003 when the war in Iraq had a significant negative impact on travel.

  o Properties under management in the Asia/Pacific region realized a significant improvement in demand during the third quarter of 2004, as compared to the same period in 2003. Occupancy increased to 71.7% for the quarter (from 58.3% in the same period in 2003), and achieved room rates, on a US dollar basis, increased 15.8% in the third quarter of 2004, as compared to the same period in 2003. All of the hotels under management in the region had strong gross operating profit improvements as a result of revenue growth.

  o For the nine months ended September 30, 2004, a large portion of the 42.9% increase in RevPAR at the properties under management in the Asia/Pacific region reflected a recovery from the negative impact of SARS in the region in 2003. In most of the markets in the region, demand has improved beyond budgeted levels and the levels the region was experiencing prior to the SARS outbreak in 2003.

FINANCIAL REVIEW AND ANALYSIS
-----------------------------

THREE MONTHS ENDED SEPTEMBER 30, 2004 COMPARED TO THREE MONTHS ENDED SEPTEMBER
--------------------------------------------------------------------------------
30, 2003
--------


MANAGEMENT OPERATIONS

Management fee revenues (excluding reimbursed costs) increased 26.8% to $36.5 million in the three months ended September 30, 2004, as compared to $28.8 million in the same period last year. This increase was the result of the improvement in revenues under management resulting from RevPAR and other revenue increases at the Core Hotels under management, and an increase in fees from recently opened hotels, as well as residential projects in Great Exuma, San Francisco and Whistler. Partially offsetting the management fee increase arising from operating improvements was the impact of the severe hurricane season in the Caribbean and Florida, which contributed to a reduction of approximately $700,000 in management fees from the affected properties in Palm Beach, Miami, Great Exuma and Nevis.

Incentive fee revenues increased 54% in the three months ended September 30, 2004, as compared to the same period in 2003, with 33 of the hotels and resorts under management accruing incentive fees in 2004, as compared to 26 during the same period last year. The increase in incentive fees was attributable to the improvement in gross operating profits at the properties under management in each of the geographic regions in which we operate. However, hurricane activity in the third quarter had a significant negative impact on incentive fees.

General and administrative expenses (excluding reimbursed costs) increased 2.9% to $10.3 million in the third quarter of 2004 from $10.0 million for the same period in 2003.

As a result of the items described above, our management earnings before other operating items for the third quarter of 2004 increased to $26.3 million, as compared to $18.8 million in the third quarter of 2003. Our management operations profit margin (excluding reimbursed costs) increased to 71.9% in the third quarter of 2004, as compared to 65.4% in the third quarter of 2003.

OWNERSHIP AND CORPORATE OPERATIONS(7)

Operating results from ownership and corporate operations before other operating items improved $3.1 million (32.7%) to a loss of $6.4 million in the third quarter of 2004, as compared to a loss of $9.4 million in the third quarter of 2003.

The operating results at The Pierre improved $877,000 to a loss of $3.9 million in the third quarter of 2004, as compared to the same period last year. RevPAR at The Pierre increased 7.2% in the third quarter of 2004, as compared to the same period in 2003. The Pierre had committed a large portion of its rooms to conference business during the third quarter of 2004. The room rates on this business were negotiated prior to the strong improvement in travel demand in New York and, as a result, The Pierre's achieved room rates increased more modestly than might otherwise have been possible in this stronger demand environment.

RevPAR at Four Seasons Hotel Vancouver increased 5.4% during the third quarter of 2004, as compared to the same period in 2003, as a result of occupancy improvements. Operating results at that hotel improved approximately $500,000 to earnings of $1.0 million in the third quarter of 2004, as compared to the same period last year.

On September 26, 2004, the landlord terminated our lease of Four Seasons Hotel Berlin, and we ceased managing the hotel. Since reaching our maximum funding obligation of the stipulated minimum lease payments at Four Seasons Hotel Berlin in August of 2003, the lease payments have been limited to the cash flow generated by the hotel. This resulted in a decline of $2 million in the operating loss from Four Seasons Hotel Berlin to nil in the third quarter of 2004, as compared to the same period last year.

We continue to review our options in respect of The Pierre and Four Seasons Hotel Vancouver to determine what, if any, alternatives may be available to modify or restructure our operations of, or investments in, these hotels. There can be no assurance that acceptable alternative arrangements can be found with respect to either of these hotels or what the terms of any such alternative arrangements would be.


OTHER EXPENSE

Other expense for the third quarter of 2004 was $23.7 million, as compared to $920,000 for the same period in 2003. Other expense was principally comprised of the costs associated with our redemption of our LYONs, a loss associated with foreign exchange and non-cash losses related to disposition of two hotel investments and settlement of a loan receivable.


REDEMPTION OF THE LYONS

During the third quarter of 2004, we redeemed all of our LYONs for US$328.73 cash per US$1,000 principal amount at maturity (the redemption price being the issue price plus interest that was accrued but unpaid to but excluding September 23, 2004) for an aggregate payment of US$215.5 million ($275.7 million).

In accordance with Canadian generally accepted accounting principles ("GAAP"), we allocated the consideration paid on the redemption to the liability and equity components of the LYONs based on their relative fair values at the date of redemption. We recognized a pre-tax accounting loss of approximately $14.6 million related to the debt component of the LYONs (representing the difference between the carrying value of the debt component and the relative fair value of the debt component and calculated at the present value of the amount due on maturity, using an assumed 25-year interest rate of 8.474% per annum, compounding semi-annually). This loss was recorded in the statement of operations in the third quarter. In addition, as previously disclosed, we recognized a pre-tax accounting gain on the redemption of the equity component of the LYONs of approximately $8.1 million. This gain was recorded in contributed surplus in the third quarter. The tax impact of the redemption of both the liability and equity components of the LYONs was a decrease to future income tax assets and a decrease to contributed surplus of $4.1 million. The net after-tax negative impact on shareholders' equity from the redemption of the debt and equity components of the LYONs is approximately $10.6 million.


FOREIGN EXCHANGE

Other expense for the third quarter of 2004 also includes an unrealized $4.5 million foreign exchange loss, compared to a $323,000 foreign exchange gain for the same period in 2003. These foreign exchange gains and losses arose from the translation to Canadian dollars at current exchange rates at the end of each month of our non-Canadian dollar-denominated net monetary assets that are not included in our designated self-sustaining subsidiaries, and local currency foreign exchange gains and losses on net monetary assets incurred by our designated foreign self-sustaining subsidiaries. Net monetary assets are the sum of our foreign currency-denominated monetary assets and liabilities, which consist primarily of cash and cash equivalents, accounts receivable, long-term receivables and long-term obligations, as determined under Canadian GAAP.


DISPOSITION OF HOTEL INVESTMENTS/SETTLEMENT OF LOAN RECEIVABLE

During the third quarter of 2004, we sold the majority of our investment in Four Seasons Hotel Amman, all of our investment in Four Seasons Resort Whistler and settled our loan receivable from Sedona, resulting in a total net loss of $4.4 million. The majority of the loss was related to the settlement of the loan receivable from Sedona and for legal costs incurred to finalize the dispositions. Our initial involvement in Sedona started in early 2001 in anticipation of the development and completion of a large residential and golf community. The arrangements for the financing for the project have not been completed by the developer and it is now clear that the project will not come to fruition as a Four Seasons property.

Also included in other expense during the third quarter of 2003 were legal and other enforcement costs of $1.2 million in connection with the disputes with the owners of Four Seasons hotels in Caracas and Seattle. The Seattle dispute was settled in July 2003. Although the dispute with the owner of the Caracas hotel is outstanding, future expenses associated with the Caracas dispute are not expected to be significant. These disputes are more fully described in the MD&A for the year ended December 31, 2003.

NET INTEREST INCOME/EXPENSE

During the third quarter of 2004, we had net interest expense of $133,000, as compared to net interest income of $1 million in the third quarter of 2003. Net interest expense is a combination of $4.9 million in interest income and $5 million in interest expense in the third quarter of 2004, as compared to $3.8 million and $2.8 million, respectively, for the same period in 2003. The increase in interest income is primarily attributable to higher interest income from increased cash and cash equivalents during the third quarter of 2004 as a result of the issuance of convertible senior notes in June 2004, the proceeds of which were used to redeem the LYONs late in September 2004. The increase in interest expense is primarily attributable to the higher interest costs relating to the convertible senior notes issued in June 2004. The new convertible senior notes were allocated to debt in the amount of $288.9 million and $50.4 million to equity at the time of issuance, as compared to $68.9 million to debt and $178.6 million to equity with the LYONs at the time of issuance. For Canadian GAAP purposes, the effective interest rate on the convertible senior notes issued in June 2004 is 5.33%. The interest rate for Canadian GAAP purposes on the LYONs was 9.2%.


INCOME TAX EXPENSE

Our income tax expense during the third quarter of 2004 was $3.2 million, as compared to an income tax expense of $1.5 million (effective tax rate of 25.5%) in the third quarter of 2003. The variation from our expected 24% tax rate is the result of certain items not being tax effected, including the non-taxable amounts related to the redemption of the LYONs in 2004 and, in both periods, a portion of the unrealized foreign exchange gains and losses, since they will never be realized for tax purposes. In addition, stock option expense is not deductible for Canadian tax purposes and, as such, is not tax effected. In 2004, the impact of these items was partially offset by a reduction in the tax rate related to the utilization of certain losses, which previously had not been recorded.


NET EARNINGS/LOSS AND EARNINGS/LOSS PER SHARE

Net loss for the quarter ended September 30, 2004 was $11.1 million ($0.31 basic and diluted loss per share), as compared to net earnings of $4.4 million ($0.13 basic earnings per share and $0.12 diluted earnings per share) for the quarter ended September 30, 2003.

NINE MONTHS ENDED SEPTEMBER 30, 2004 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30,
--------------------------------------------------------------------------------
2003
----


MANAGEMENT OPERATIONS

Management fee revenues (excluding reimbursed costs) increased 27.4%, or $24 million, to $111.5 million in the nine months ended September 30, 2004, as compared to $87.5 million in the same period last year. This increase was the result of the improvement in revenues under management resulting from RevPAR and other revenue increases at the Core Hotels under management and an increase in fees from recently opened hotels.

Incentive fee revenues increased 50.2% in the nine months ended September 30, 2004, as compared to the same period in 2003, with 36 of the hotels and resorts under management accruing incentive fees in 2004, as compared to 31 during the same period last year. The increase in incentive fees was attributable to the improvement in gross operating profits at the properties under management in each of the geographic regions in which we operate. However, hurricane activity in the third quarter had a significant negative impact on incentive fees.

General and administrative expenses (excluding reimbursed costs) increased to $32.6 million for the nine months ended September 30, 2004 from $28.6 million for the same period in 2003. During the first nine months of 2004, as a result of the improved economic and business environment, we held several regional and company-wide management meetings, some of which had been postponed for the past three years. The cost of these meetings, together with management compensation relating to profit participation that was accrued during the first nine months of 2004 and for which there was not a similar entitlement in 2003, accounted for approximately $2.2 million of the increase.

As a result of the items described above, our management earnings before other operating items for the nine months ended September 30, 2004 increased 34% to $78.9 million, as compared to $58.9 million for the nine months ended September 30, 2003. Our management operations profit margin (excluding reimbursed costs) increased to 70.8% for the first nine months of 2004, as compared to 67.3% for the same period last year.


OWNERSHIP AND CORPORATE OPERATIONS

Operating results from ownership and corporate operations before other operating items improved $10.3 million (36.6%) to a loss of $17.8 million in the nine months ended September 30, 2004, as compared to a loss of $28.1 million for the same period in 2003.

RevPAR at The Pierre increased 17.7%, primarily as a result of a 9.6 percentage point improvement in occupancy in the first nine months of 2004, as compared to the same period in 2003, reflecting higher travel demand in New York. As a result, the operating results at The Pierre improved $4.8 million in the first nine months of 2004, as compared to the same period last year.

RevPAR at Four Seasons Hotel Vancouver increased 11.2% during the first nine months of 2004, as compared to the same period in 2003. As a result, the operating results at that hotel improved $1.4 million in the first nine months of 2004, as compared to the same period last year.

On September 26, 2004, the landlord terminated our lease of Four Seasons Hotel Berlin, and we ceased managing the hotel. Since reaching our maximum funding obligation of the stipulated minimum lease payments at Four Seasons Hotel Berlin in August of 2003, the lease payments have been limited to the cash flow generated by the hotel. The decline of $5.1 million in the operating loss from Four Seasons Hotel Berlin to nil was primarily due to the reduced lease payments in the first nine months of 2004, as compared to the same period last year.


OTHER EXPENSE

Other expense for the nine months ended September 30, 2004 was $22.3 million, as compared to an expense of $26 million for the same period in 2003.


REDEMPTION OF THE LYONS

As discussed above, during the third quarter we redeemed all of our LYONs for US$328.73 cash per US$1,000 principal amount at maturity (the redemption price being the issue price plus interest that was accrued but unpaid to but excluding September 23, 2004) for an aggregate payment of US$215.5 million ($275.7 million). Other expense for the nine months ended September 30, 2004 includes a loss of $14.6 million related to the redemption.


FOREIGN EXCHANGE

Also included in other expense for the nine months ended September 30, 2004 is an unrealized $2.8 million foreign exchange loss, compared to a $17.2 million foreign exchange loss for the same period in 2003. These foreign exchange losses arose from the translation to Canadian dollars at current exchange rates at the end of each month of our non-Canadian dollar-denominated net monetary assets that are not included in our designated self-sustaining subsidiaries, and local currency foreign exchange gains and losses on net monetary assets incurred by our designated foreign self-sustaining subsidiaries. Net monetary assets are the sum of our foreign currency-denominated monetary assets and liabilities, which consist primarily of cash and cash equivalents, accounts receivable, long-term receivables and long-term obligations, as determined under Canadian GAAP.


DISPOSITION OF HOTEL INVESTMENTS/SETTLEMENT OF LOAN RECEIVABLE

During the third quarter, we sold the majority of our investment in Four Seasons Hotel Amman, all of our investment in Four Seasons Resort Whistler and settled our loan receivable from Sedona, resulting in a total net loss of $4.4 million. The majority of the loss was related to the settlement of the loan receivable from Sedona and legal costs incurred to finalize the transactions.

Also included in other expense for the nine months ended September 30, 2004 were legal and other enforcement costs of $273,000 that were incurred in the first nine months of this year in connection with the disputes with the owners of Four Seasons hotels in Caracas and Seattle, as compared to costs of $8.7 million for the same period in 2003. The Seattle dispute was settled in July 2003. Although the dispute with the owner of the Caracas hotel is outstanding, future expenses associated with the Caracas dispute are not expected to be significant. These disputes are more fully described in the MD&A for the year ended December 31, 2003.


NET INTEREST INCOME

During the nine months ended September 30, 2004, we had net interest income of $1.7 million, as compared to $2.4 million in the same period in 2003. Net interest income is a combination of $12.8 million in interest income and $11.1 million in interest expense in the first nine months of 2004, as compared to $10.6 million and $8.2 million, respectively, for the same period in 2003. The increase in interest income is primarily attributable to higher interest income from new loans to managed properties and from increased cash and cash equivalents during the third quarter of 2004 as a result of the issuance of the convertible senior notes in June 2004 as discussed above. The increase in interest expense is primarily attributable to higher interest costs relating to having both the LYONs and the convertible senior notes issued in June 2004 outstanding for most of the third quarter of 2004. For Canadian GAAP purposes, the effective interest rate on the convertible senior notes issued in June 2004 is 5.33%. The interest rate for Canadian GAAP purposes on the LYONs was 9.2%.


INCOME TAX EXPENSE

Our income tax expense during the first nine months of 2004 was $11.4 million (effective tax rate of 39.3%), as compared to an income tax expense of $2.1 million in the same period in 2003. The variation from our expected 24% tax rate is the result of certain items not being tax effected, including the non-taxable amounts related to the redemption of the LYONs in 2004 and, in both periods, a portion of the unrealized foreign exchange gains and losses, since they will never be realized for tax purposes. In addition, stock option expense is not deductible for Canadian tax purposes and, as such, is not tax effected. The impact of these items in 2004 was partially offset by a reduction in the tax rate related to the utilization of certain losses, which previously had not been recorded.


NET EARNINGS/LOSS AND EARNINGS/LOSS PER SHARE

Net earnings for the nine months ended September 30, 2004 were $17.7 million ($0.50 basic earnings per share and $0.48 diluted earnings per share), as compared to a net loss of $6.3 million ($0.18 basic and diluted loss per share) for the nine months ended September 30, 2003.

LIQUIDITY AND CAPITAL RESOURCES


FINANCING ACTIVITIES

During 1999, we issued LYONs for US$655.5 million principal amount at maturity (September 23, 2029) for gross proceeds of US$172.5 million. The net proceeds of the issuance, after deducting offering expenses and underwriters' commission, were US$166 million. We were entitled to redeem the LYONs commencing in September 2004 for cash equal to the issue price plus accrued interest calculated at 4 1/2% per annum. As discussed above in "Other Expense", during the third quarter of 2004, we exercised this right and redeemed all of our LYONs for US$328.73 cash per US$1,000 principal amount at maturity (the redemption price being the issue price plus interest that was accrued but unpaid to but excluding September 23, 2004) for an aggregate payment of US$215.5 million ($275.7 million).

During the second quarter of 2004, we issued US$250 million ($341.1 million) (principal amount) convertible senior notes. We used a majority of the net proceeds from the sale of the convertible senior notes to repay the LYONs and intend to use the remainder for general corporate purposes, including the making of investments in, or advances in respect of properties with a view to obtaining new management agreements or enhancing existing management agreements. These convertible senior notes bear interest at the rate of 1.875% per annum (payable semi-annually in arrears on January 30 and July 30 to holders of record on January 15 and July 15, beginning January 30, 2005) and will mature on July 30, 2024, unless earlier redeemed or repurchased. The convertible senior notes are convertible into our Limited Voting Shares at an initial conversion rate of
13.9581 shares per US$1,000 principal amount (equal to a conversion price of approximately US$71.64 ($90.55) per Limited Voting Share), subject to adjustments in certain events, only when (i) the closing price of the Limited Voting Shares measured over a specified number of trading days is more than 130% of the conversion price, (ii) the market price of a convertible senior note measured over a specified number of trading days is less than 95% of the closing sale price of the Limited Voting Shares into which they may be converted, (iii) we call the convertible senior notes for redemption, or (iv) specified corporate transactions or a "fundamental change" occur. Holders of the convertible senior notes will have the right to require us to purchase the convertible senior notes on July 30, 2009, July 30, 2014 and July 30, 2019 and in connection with certain events. Subject to conversion rights, we will have the right to redeem the convertible senior notes for their principal amount, plus any accrued and unpaid interest, beginning August 4, 2009.

In accordance with Canadian GAAP, the convertible senior notes are bifurcated on our financial statements into a debt component (representing the principal value of a bond of US$211.8 million ($288.9 million), which was estimated based on the present value of a US$250 million ($341.1 million) bond maturing in 2009, yielding 5.33% per annum, compounded semi-annually, and paying a coupon of 1.875% per annum) and an equity component (representing the value of the conversion feature of the convertible senior notes).

In connection with the offering of the convertible senior notes, we entered into a five-year interest rate swap with an initial notional amount of US$211.8 million ($288.9 million), pursuant to which we agreed to receive interest at a fixed rate of 5.33% per year and pay interest at six-month LIBOR, in arrears, plus 0.4904%. In October 2004, we terminated the interest rate swap agreement and received proceeds of US$9 million ($11.3 million). The book value of the interest rate swap as at September 30, 2004 was approximately $2.1 million. The recognition of the resulting gain will be deferred and will be amortized over the next 4.75 years, which would have been the remaining swap term. This will result in an effective interest rate for accounting purposes of 4.6% for 2005. Taking into account the net present value of the termination of the swap, including the $9.2 million gain, the economic interest cost associated with the convertible senior notes is less than 1%.

In September 2004, our existing bank credit facility was amended by extending the maturity date from June 2005 to September 2007 and by removing the requirement to maintain a minimum cash balance of at least $75 million in our account with the agent of the facility. In November 2004, we finalized a new committed bank credit facility of US$125 million ($158.1 million), which expires September 2007, and replaces the credit facility of US$100 million ($126.4 million). As at September 30, 2004, no amounts were borrowed under the credit facility. However, approximately US$14 million ($17.4 million) of letters of credit were issued under the facility. No amounts have been drawn under these letters of credit. We believe that, absent unusual opportunities, this bank credit facility, when combined with cash on hand and internally generated cash flow, should be more than adequate to allow us to finance our normal operating needs and anticipated investment commitments related to our current growth objectives.

Cash and cash equivalents were $232.9 million as at September 30, 2004, as compared to $170.7 million as at December 31, 2003.

Long-term obligations (as determined under Canadian GAAP) increased from $120.1 million as at December 31, 2003 to $304.7 million as at September 30, 2004, primarily as a result of the issue of the convertible senior notes in the second quarter, net of the redemption of the LYONs in the third quarter and foreign exchange translation.


---------------------------------------- -------------------------------------- --------------------------------------
LONG-TERM OBLIGATIONS                                        SEPTEMBER 30, 2004                      DECEMBER 31, 2003
(IN CANADIAN DOLLARS)
---------------------------------------- -------------------------------------- --------------------------------------
---------------------------------------- -------------------------------------- --------------------------------------
LYONs                                                                       --                           $88.0 million
---------------------------------------- -------------------------------------- --------------------------------------
---------------------------------------- -------------------------------------- --------------------------------------
Convertible senior notes                                        $270.0 million                                     --
---------------------------------------- -------------------------------------- --------------------------------------
---------------------------------------- -------------------------------------- --------------------------------------
Other                                                            $34.7 million                           $32.1 million
---------------------------------------- -------------------------------------- --------------------------------------
---------------------------------------- -------------------------------------- --------------------------------------
                                                                $304.7 MILLION                          $120.1 MILLION
---------------------------------------- -------------------------------------- --------------------------------------



CONTRACTUAL OBLIGATIONS AND OTHER COMMITMENTS

We have provided certain guarantees and have other commitments in connection with properties under our management totalling a maximum of $28.5 million. These contractual obligations and other commitments are more fully described in the MD&A for the year ended December 31, 2003. Other than the issuance of convertible senior notes issued in June 2004 and due 2024 and the redemption of LYONS during the third quarter of 2004 (both of which are discussed above), funding relating to our management opportunities described under "Financing Activities" above and "Investing/Divesting Activities" below and the termination of the lease of Four Seasons Hotel Berlin as discussed above in "Ownership and Corporate Operations", we do not anticipate any further material change in respect of these commitments over the remainder of the current year.

CASH FROM OPERATIONS

During the three months and nine months ended September 30, 2004, we used cash of $16 million in operations and generated cash of $17.6 million from operations, respectively, as compared to generating cash of $7.2 million and $44.1 million, respectively, for the same periods in 2003.

The decrease in cash from operations of $23.2 million in the third quarter of 2004 relates primarily to the $33.1 million interest payment on the redemption of the LYONs. The LYONs were a zero-pay note. Interest was accreted from the date of issuance in September 1999 until redemption in September 2004. On redemption, the $33.1 million of interest that was accreted was paid. The decrease in cash from operations also relates to an increase in working capital of $2.1 million, partially offset by an increase in cash contributed by management operations of $7.6 million, a decrease in cash used in ownership and corporate operations of $3.3 million and a decrease in legal and enforcement costs paid of $2.4 million.

The decrease in cash from operations of $26.5 million in the first nine months of 2004 relates primarily to the cash applied to the interest accreted for accounting purposes of $33.1 million relating to the redemption of the LYONs in the third quarter of 2004 and an increase in working capital of $29.6 million, primarily as a result of an income tax refund received in the first nine months of 2003, an increase in the accrual related to incentive fee improvements and improved fees from residential projects, partially offset by an increase in cash contributed by management operations of $20.5 million, a decrease in cash used in ownership and corporate operations of $10.9 million and a decrease in legal and enforcement costs paid of $7.5 million.


INVESTING/DIVESTING ACTIVITIES

Part of our business strategy is to invest available cash to obtain management agreements or enhance existing management arrangements. These investments in, or advances in respect of or to owners of, properties are made where we believe that the overall economic return to Four Seasons justifies the investment or advance.

During the first nine months of 2004, we funded $85.1 million in such management opportunities, including amounts advanced as loans receivable and investments in hotel properties such as Hampshire, Whistler, Palo Alto, Jackson Hole and Exuma. This level of investment was consistent with our business plan, with the investments being made to secure new long-term management agreements or to enhance existing management arrangements.

As described above, during the third quarter of 2004, we sold the majority of our 8% ownership interest in Four Seasons Hotel Amman, all of our ownership interest in Four Seasons Resort Whistler and settled our loan receivable from Sedona. On a combined basis, we received proceeds of approximately $55 million and realized a loss of approximately $4.4 million.

During the remaining three months of 2004, we expect to fund approximately $25 million in respect of investments in, or advances to, various projects, including additional funding in Exuma, Hampshire, Damascus, Washington, Geneva and the expansion of corporate office facilities.

OUTSTANDING SHARE DATA


---------------------------------------------------------------- ------------------------------------------
DESIGNATION                                                             OUTSTANDING AS AT NOVEMBER 1, 2004
---------------------------------------------------------------- ------------------------------------------
---------------------------------------------------------------- ------------------------------------------
Variable Multiple Voting Shares(a)                                                               3,725,698
---------------------------------------------------------------- ------------------------------------------
---------------------------------------------------------------- ------------------------------------------
Limited Voting Shares                                                                           32,187,974
---------------------------------------------------------------- ------------------------------------------
---------------------------------------------------------------- ------------------------------------------
Options to acquire Limited Voting Shares:
---------------------------------------------------------------- ------------------------------------------
---------------------------------------------------------------- ------------------------------------------
     Outstanding                                                                                 5,254,957
---------------------------------------------------------------- ------------------------------------------
---------------------------------------------------------------- ------------------------------------------
     Exercisable                                                                                 3,394,198
---------------------------------------------------------------- ------------------------------------------
---------------------------------------------------------------- ------------------------------------------
Convertible Senior Notes issued June 2004 and due 2024(b)                              US$251.8 million(c)
                                                                      (Canadian equivalent $307.8 million)
---------------------------------------------------------------- ------------------------------------------

a) Convertible into Limited Voting Shares at any time at the option of the holder on a one-for-one basis.

b) Details on the convertible senior notes are more fully described under "Financing Activities".

c)       This amount is equal to the issue price of the  convertible  senior notes issued June 2004 and due
         2024 plus accrued  interest calculated at 1.875% per annum.




LOOKING AHEAD
-------------

The MD&A for the year ended December 31, 2003 provided certain forward-looking information regarding our expectations for 2004.

Based on the travel trends that we experienced in the first nine months of 2004 and that we currently are observing, we expect RevPAR for worldwide Core Hotels in the fourth quarter of 2004 to increase approximately 6% to 7%, and 14% to 15% for the full year of 2004, both as compared to their respective periods last year. We expect that this improvement will result from occupancy and pricing improvements in all geographic regions in the fourth quarter of 2004.


CHANGES IN ACCOUNTING POLICIES
------------------------------

In December 2001, the Canadian Institute of Chartered Accountants ("CICA") issued an accounting guideline relating to hedging relationships. The guideline establishes requirements for the identification, documentation, designation and effectiveness of hedging relationships and was effective for fiscal years beginning on or after July 1, 2003. Effective January 1, 2004, we ceased designating our US dollar forward contracts as hedges of our US dollar revenues. These contracts were entered into during 2002, and all of these contracts will mature during 2004. The foreign exchange gains on these contracts of $14.6 million, which were deferred prior to January 1, 2004, will be recognized throughout 2004 as an increase of fee revenues. Effective January 1, 2004, our US dollar forward contracts are being marked-to-market on a monthly basis with the resulting changes in fair values being recorded as a foreign exchange gain or loss. The impact of ceasing to designate our US dollar forward contracts as hedges of our US dollar revenues was to increase net earnings by $891,000 and $515,000, respectively, for the three months and nine months ended September 30, 2004 and to increase receivables by $4.4 million and accounts payable and accrued liabilities by $3.7 million as at September 30, 2004.

As a result of adopting the CICA Section 1100, "Generally Accepted Accounting Principles", which was issued in 2003 and was effective for 2004, we began recording all reimbursed costs in revenue on a gross, rather than net, basis. These costs include marketing, reservations, and advertising charges, as well as the out-of-pocket expense charges, which we charge to properties under management on a cost recovery basis. For the third quarter of 2003, reimbursed costs have also been reclassified on a consistent basis and included in revenues.

Effective January 1, 2004, we also adopted the following  accounting  standards:
Accounting for Asset Retirement Obligations, Impairment of Long-Lived Assets, Revenue Recognition and Revenue Arrangements with Multiple Deliverables, all of which are more fully described in the MD&A for the year ended December 31, 2003. The application of these accounting treatments did not have an impact on our interim consolidated financial statements. See also note 1 to the interim consolidated financial statements.


CRITICAL ACCOUNTING ESTIMATES
-----------------------------

Under Canadian GAAP, we are required to make estimates when we account for and report assets, liabilities, revenues and expenses, and contingencies. We are also required to evaluate the estimates that we use.

We base our estimates on past experience and other factors that we believe are reasonable under the circumstances. Because this process of estimation involves varying degrees of judgment and uncertainty, the amounts currently reported in the financial statements could, in the future, prove to be inaccurate.

We believe the following critical accounting estimates involve the more significant judgments and estimates used in the preparation of our consolidated financial statements.


RECOVERABILITY OF INVESTMENTS

Estimates are required to be used by management to assess the recoverability of our investments in long-term receivables, hotel partnerships and corporations, management contracts, and trademarks and trade names.

Long-term receivables are reviewed for impairment when significant events or circumstances occur, including, but not limited to, the following: changes in general economic trends, defaults in interest or principal payments, deterioration in a borrower's financial condition or creditworthiness (including severe losses in the current year or recent years), or a significant decline in the value of the security underlying a loan. We measure the impairment of long-term receivables based on the present value of expected future cash flows (discounted at the original effective interest rate) or the estimated fair value of the collateral. If an impairment exists, we establish a specific allowance for doubtful long-term receivables for the difference between the recorded investment and the present value of the expected future cash flows or the estimated fair value of the collateral. We apply this impairment policy individually to all long-term receivables and do not aggregate long-term receivables for the purpose of applying this policy.

Investments in hotel partnerships and corporations are written down to their estimated recoverable amount in the event of a decline in value that is other than temporary.

Investments in management contracts and investments in trademarks and trade names are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of investments in management contracts or investments in trademarks and trade names may not be recoverable. Recoverability is measured by a comparison of the carrying amount of the investment to estimated undiscounted future cash flows expected to be generated by the investment. If the carrying amount of the investment exceeds its estimated undiscounted future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the investment exceeds its fair value.

Estimates of recoverable amounts and future cash flows are based on estimates of the profitability of the related managed properties, which, in turn, depend upon assumptions regarding future conditions in the general or local hospitality industry, including competition from other hotels, changes in travel patterns, and other factors that affect the properties' gross operating revenues and profits. Estimates of recoverable amounts and future cash flows may also depend upon, among other things, periodic independent valuations, assumptions regarding local real estate market conditions, property and income taxes, interest rates and the availability, cost and terms of financing, the impact of present or future legislation or regulation, debt incurred by the properties that rank ahead of debt owed to us, owners' termination rights under the terms of the management agreements, disputes with owners, and other factors affecting the profitability and salability of the properties and our investments.

These assumptions, estimates and evaluations are subject to the availability of reliable comparable data, ongoing geopolitical concerns and the uncertainty of predictions concerning future events. Accordingly, estimates of recoverable amounts and future cash flows are subjective and may not ultimately be achieved. Should the underlying circumstances change, the estimated recoverable amounts and future cash flows could change by a material amount.


INCOME TAXES

We account for income taxes using the liability method and calculate our income tax provision based on the expected tax treatment of transactions recorded in our consolidated financial statements. Under this method, future tax assets and liabilities are recognized based on differences between the bases of assets and liabilities used for financial statement and income tax purposes, using substantively enacted tax rates. In determining the current and future components of the tax provision, management interprets tax legislation in a variety of jurisdictions and makes assumptions about the expected timing of the reversal of future tax assets and liabilities. If our interpretations differ from those of the tax authorities, enacted tax rates change or the timing of reversals is not as anticipated, the tax provision could materially increase or decrease in future periods.

In measuring the amount of future income tax assets and liabilities, we are periodically required to develop estimates of the tax basis of assets and liabilities. In circumstances where the applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, changes in these estimates could occur that could materially affect the amounts of future income tax assets and liabilities recorded in our consolidated financial statements. For the year ended December 31, 2003, the most significant tax bases estimate that would be affected by differences in interpretation of tax laws was the accumulated net operating losses carried forward of $30.6 million.

For every material future tax asset, we evaluate the likelihood of realization of some portion or all of the asset. This evaluation is based on, among other things, expected levels of future taxable income and the pattern and timing of reversals of temporary timing differences that give rise to future tax assets and liabilities. If, based on the available evidence, we determine that it is more likely than not (a likelihood of more than 50%) that all or some portion of a future tax asset will not be realized, we record a valuation allowance against that asset. For the year ended December 31, 2003, the future income tax asset was $13.2 million, net of a valuation allowance of $3.0 million.


ADDITIONAL INFORMATION
----------------------

Additional information about us (including our most recent annual information form, MD&A and our audited financial statements for the year ended December 31,
2003) is available on SEDAR at www.sedar.com.

-------------------------------------------
1. RevPAR is defined as average room revenue per available room. RevPAR is a commonly used indicator of market performance for hotels and resorts and represents the combination of the average daily room rate per room occupied and the average occupancy rate achieved during the period. RevPAR does not include food and beverage or other ancillary revenues generated by a hotel or resort. RevPAR is the most commonly used measure in the lodging industry to measure the period-over-period performance of comparable properties.

2. The term "Core Hotels" means hotels and resorts under management for the full year of both 2004 and 2003. However, if a "Core Hotel" has undergone or is undergoing an extensive renovation program in one of those years that materially affects the operation of the property in that year, it ceases to be included as a "Core Hotel" in either year. Changes from the 2003/2002 Core Hotels are the additions of Four Seasons Hotel Amman, Four Seasons Resort Sharm el Sheikh, Four Seasons Hotel Shanghai and Four Seasons Hotel Tokyo at Marunouchi and the deletion of Four Seasons Hotel Berlin, Four Seasons Resort Santa Barbara, Four Seasons Resort Scottsdale at Troon North and Four Seasons Hotel Washington, DC, the last three of which are undergoing extensive renovation programs in 2004.

3. Gross operating margin represents gross operating profit as a percentage of gross operating revenue.

4. The following table illustrates the impact of adopting the new accounting standard (CICA Section 1100 - "Generally Accepted Accounting Principles", as it relates to the reimbursement of out-of-pocket costs) on a pro forma basis in the quarters for 2003 as if the new standard was applicable during that time.

---------------------------------------------------------------------- -----------------------------------------------
(IN THOUSANDS OF CANADIAN DOLLARS)                                                          2003
---------------------------------------------------------------------- -----------------------------------------------
---------------------------------------------------------------------- ------------ ----------- ---------- -----------
                                                                          First      Second       Third     Fourth
                                                                         Quarter     Quarter     Quarter    Quarter
---------------------------------------------------------------------- ------------ ----------- ---------- -----------
---------------------------------------------------------------------- ------------ ----------- ---------- -----------
Revenues:
---------------------------------------------------------------------- ------------ ----------- ---------- -----------
---------------------------------------------------------------------- ------------ ----------- ---------- -----------
       Fee revenues                                                      $29,305     $29,351      $28,823    $33,052
---------------------------------------------------------------------- ------------ ----------- ---------- -----------
---------------------------------------------------------------------- ------------ ----------- ---------- -----------
       Cost reimbursements previously included in fee revenues*            6,925       7,381        7,395      7,525
---------------------------------------------------------------------- ------------ ----------- ---------- -----------
---------------------------------------------------------------------- ------------ ----------- ---------- -----------
       Additional cost reimbursements                                     11,526      11,190       10,469     12,892
---------------------------------------------------------------------- ------------ ----------- ---------- -----------
---------------------------------------------------------------------- ------------ ----------- ---------- -----------
       Total revenues                                                     47,756      47,922       46,687     53,469
---------------------------------------------------------------------- ------------ ----------- ---------- -----------
---------------------------------------------------------------------- ------------ ----------- ---------- -----------
Operating costs and expenses:
---------------------------------------------------------------------- ------------ ----------- ---------- -----------
---------------------------------------------------------------------- ------------ ----------- ---------- -----------
       General and administrative expenses                                 9,736       8,901        9,981     12,391
---------------------------------------------------------------------- ------------ ----------- ---------- -----------
---------------------------------------------------------------------- ------------ ----------- ---------- -----------
       Reimbursed costs                                                   18,451      18,571       17,864     20,417
---------------------------------------------------------------------- ------------ ----------- ---------- -----------
---------------------------------------------------------------------- ------------ ----------- ---------- -----------
       Total expenses                                                     28,187      27,472       27,845     32,808
---------------------------------------------------------------------- ------------ ----------- ---------- -----------
---------------------------------------------------------------------- ------------ ----------- ---------- -----------
Total earnings from Management operations before other operating         $19,569     $20,450      $18,842    $20,661
items
---------------------------------------------------------------------- ------------ ----------- ---------- -----------
       * Marketing and reservation fees were included in both fee revenues and general and administrative expenses in
         2003 and earlier years.


5. The management operations profit margin represents management operations earnings before other operating items, as a percent of management operations revenue, excluding reimbursed costs.

6.    Eight Quarter Summary:


------------------------- ---------------------- ----------------------- ---------------------- ----------------------
(IN MILLIONS OF               Third Quarter          Second Quarter          First Quarter         Fourth Quarter
CANADIAN DOLLARS EXCEPT
PER SHARE AMOUNTS)
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
------------------------- ---------- ----------- ----------- ----------- ---------- ----------- ----------- ----------
                             2004       2003(a)     2004        2003(a)     2004       2003(a)     2003(a)     2002
------------------------- ---------- ----------- ----------- ----------- ---------- ----------- ----------- ----------
------------------------- ---------- ----------- ----------- ----------- ---------- ----------- ----------- ----------
Consolidated revenues(b)     $82.7      $72.6       $97.0       $80.8       $75.3      $72.4       $87.9       $92.9
------------------------- ---------- ----------- ----------- ----------- ---------- ----------- ----------- ----------
------------------------- ---------- ----------- ----------- ----------- ---------- ----------- ----------- ----------
Earnings (loss) before
other operating items:
------------------------- ---------- ----------- ----------- ----------- ---------- ----------- ----------- ----------
------------------------- ---------- ----------- ----------- ----------- ---------- ----------- ----------- ----------
  Management operations       26.3       18.8        30.1        20.5        22.5       19.6        20.7        21.6
------------------------- ---------- ----------- ----------- ----------- ---------- ----------- ----------- ----------
------------------------- ---------- ----------- ----------- ----------- ---------- ----------- ----------- ----------
  Ownership and               (6.4)      (9.4)       (1.7)       (5.5)       (9.7)     (13.2)       (2.0)       (4.6)
  corporate operations
------------------------- ---------- ----------- ----------- ----------- ---------- ----------- ----------- ----------
------------------------- ---------- ----------- ----------- ----------- ---------- ----------- ----------- ----------
Net earnings (loss):
------------------------- ---------- ----------- ----------- ----------- ---------- ----------- ----------- ----------
------------------------- ---------- ----------- ----------- ----------- ---------- ----------- ----------- ----------
  Total                     $(11.1)      $4.4       $17.3       $(1.4)      $11.5      $(9.3)      $11.7        $7.6
------------------------- ---------- ----------- ----------- ----------- ---------- ----------- ----------- ----------
------------------------- ---------- ----------- ----------- ----------- ---------- ----------- ----------- ----------
  Basic earnings (loss)     $(0.31)     $0.13       $0.49      $(0.04)     $ 0.33     $(0.27)      $0.33       $0.22
  per share(c)
------------------------- ---------- ----------- ----------- ----------- ---------- ----------- ----------- ----------
------------------------- ---------- ----------- ----------- ----------- ---------- ----------- ----------- ----------
  Diluted earnings          $(0.31)     $0.12       $0.46      $(0.04)     $ 0.31     $(0.27)      $0.32       $0.22
  (loss) per share(c)
------------------------- ---------- ----------- ----------- ----------- ---------- ----------- ----------- ----------

a)   In December 2003, the CICA amended  Section 3870 of its Handbook to require entities to account for employee  stock options using the fair  value-based
     method,   beginning  January  1,  2004.  In  accordance  with  one  of  the transitional  alternatives  permitted  under  amended  Section 3870, in the fourth quarter of 2003 we prospectively adopted the fair value-based method with respect to all employee  stock options  granted on or after January 1,
     2003.  Accordingly,  options  granted  prior to that  date  continue  to be accounted  for using the  settlement  method,  and  results for each of the quarters  in 2002  have  not  been  restated.  In  accordance  with the new standard,  however,  the reported  results for the first three  quarters of
     2003 are required to be


                                      -21-


     restated. The prospective application of adopting the fair value-based method effective January 1, 2003 resulted in the following restatements:
     1st Quarter 2003 -- no effect on net loss or basic and diluted loss per share; 2nd Quarter 2003 -- increase in net loss of $0.1 million and no effect on basic and diluted loss per share; 3rd Quarter and 4th Quarter
     2003 -- in each quarter, a decrease in net earnings of $0.4 million and a decrease in basic and diluted earnings per share of $0.01 for each quarter.

b)   As a result  of  adopting  Section  1100,  "Generally  Accepted  Accounting
     Principles",  which was issued by the CICA in July 2003,  and was effective
     January 1, 2004, we have included the  reimbursement  of all  out-of-pocket expenses  in both  revenues  and  expenses,  instead of  recording  certain
     reimbursed  costs  as  a  "net"  amount.   As  a  result  of  this  change,
     consolidated  revenues  have been  restated as follows:  1st Quarter 2003 -
     increase of $11.3  million;  2nd Quarter 2003 - increase of $10.9  million;
     3rd Quarter 2003 - increase of $10.3  million;  4th Quarter 2003 - increase of $12.6 million; 4th Quarter 2002 - increase of $16.0 million.




         Consolidated revenues is comprised of the following:

--------------------------------- -------------------- -------------------- -------------------- --------------------
(IN MILLIONS OF CANADIAN             Third Quarter       Second Quarter        First Quarter       Fourth Quarter
DOLLARS)
--------------------------------- -------------------- -------------------- -------------------- --------------------
--------------------------------- --------- ---------- --------- ---------- --------- ---------- ---------- ---------
                                    2004      2003       2004      2003       2004      2003       2003       2002
--------------------------------- --------- ---------- --------- ---------- --------- ---------- ---------- ---------
--------------------------------- --------- ---------- --------- ---------- --------- ---------- ---------- ---------
Revenues from Management            $54.8     $46.7      $60.1     $47.9      $49.6     $47.8      $53.5      $55.3
Operations
--------------------------------- --------- ---------- --------- ---------- --------- ---------- ---------- ---------
--------------------------------- --------- ---------- --------- ---------- --------- ---------- ---------- ---------
Revenues from Ownership and          29.2      27.0       38.2      34.4       26.8      25.8       36.0       38.8
Corporate Operations
--------------------------------- --------- ---------- --------- ---------- --------- ---------- ---------- ---------
--------------------------------- --------- ---------- --------- ---------- --------- ---------- ---------- ---------
Distributions from hotel              0.0       0.2        0.4       0.0        0.0       0.0        0.0        0.5
investments
--------------------------------- --------- ---------- --------- ---------- --------- ---------- ---------- ---------
--------------------------------- --------- ---------- --------- ---------- --------- ---------- ---------- ---------
Fees from Ownership and
Corporate Operations to              (1.3)     (1.3)      (1.7)     (1.5)      (1.1)     (1.2)      (1.6)      (1.7)
Management Operations
--------------------------------- --------- ---------- --------- ---------- --------- ---------- ---------- ---------
--------------------------------- --------- ---------- --------- ---------- --------- ---------- ---------- ---------
                                    $82.7     $72.6      $97.0     $80.8      $75.3     $72.4      $87.9      $92.9
--------------------------------- --------- ---------- --------- ---------- --------- ---------- ---------- ---------


c) Quarterly computations of per share amounts are made independently on a quarter-by-quarter basis and may not be identical to annual computations of per share amounts.

7. Included in ownership and corporate operations are the consolidated revenues and expenses from our 100% leasehold interests in The Pierre in New York, Four Seasons Hotel Vancouver and Four Seasons Hotel Berlin (until the lease termination on September 26, 2004), distributions from other ownership interests in properties that Four Seasons manages and corporate overhead expenses related, in part, to these ownership interests.

                                      * * *


All dollar amounts referred to in this news release are in Canadian dollars unless otherwise noted. The financial statements are prepared in accordance with Canadian GAAP.

                                      * * *

This news release contains "forward-looking statements" within the meaning of federal securities laws, including RevPAR, profit margin and earnings trends; statements concerning the number of lodging properties expected to be added in this and future years; expected investment spending; and similar statements concerning anticipated future events results, circumstances, performance or expectations that are not historical facts. These statements are not guarantees of future performance and are subject to numerous risks and uncertainties, including those described in our annual information form and management's discussions and analysis. Those risks and uncertainties include the rate and extent of the current economic recovery and the rate and extent of the lodging industry's recovery from the terrorist attacks of September 11, 2001 and subsequent terrorist attacks, Severe Acute Respiratory Syndrome (SARS), the civil unrest in Iraq and elsewhere, supply and demand changes for hotel rooms and residential properties, competitive conditions in the lodging industry, relationships with clients and property owners, and the availability of capital to finance growth. Many of these risks and uncertainties can affect our actual results and could cause our actual results to differ materially from those expressed or implied in any forward-looking statement made by us or on our behalf. All forward-looking statements in this news release are qualified by these cautionary statements. These statements are made as of the date of this news release and, except as required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

                                      * * *

We will hold a conference call to discuss the results today at 1:30 p.m. (Eastern Standard Time).

To access the call dial:       1 (800) 298-3006      (U.S.A. and Canada)
                               1 (416) 641-6677      (outside U.S.A. and Canada)

To access a replay of the call, which will be available for one week after the call, dial: 1 (800) 558-5253, Reservation Number 21210462.

A    live    web    cast    will    also    be     available     by     visiting
http://www.fourseasons.com/investor. This web cast will be archived for one month following the call.

                                      * * *

Four Seasons Hotels and Resorts is the world's most honoured hotel company. Dedicated to continuous innovation and the highest standards of hospitality, Four Seasons invented luxury for the modern traveller. From elegant surroundings of the finest quality, to caring, highly personalised 24-hour service, Four Seasons embodies a true "home away from home" for those who know and appreciate the best. The deeply instilled Four Seasons culture is personified in its employees - people who share a single focus and are dedicated, highly skilled and inspired to offer great service. Founded in 1960, Four Seasons has followed a targeted course of expansion, opening hotels in major city centers and desirable resort destinations around the world. Currently with 63 hotels in 28 countries, and more than 20 properties under development, Four Seasons will continue to lead luxury hospitality with innovative enhancements, making business travel easier and leisure travel more rewarding. For more information on Four Seasons, visit www.fourseasons.com.


FOUR SEASONS HOTELS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS


(UNAUDITED)                                                          THREE MONTHS ENDED                     NINE MONTHS ENDED
(IN THOUSANDS OF CANADIAN DOLLARS                                     SEPTEMBER 30,                           SEPTEMBER 30,
EXCEPT PER SHARE AMOUNTS)                                               2004             2003                2004          2003
------------------------------------------------------------------------------------------------------------------------------------
                                                                          (restated - note 1(a))              (restated - note 1(a))


CONSOLIDATED REVENUES (NOTE 5)                                          $ 82,715         $ 72,577            $ 254,946     $ 225,695
                                                                  ==================================================================


MANAGEMENT OPERATIONS

REVENUES:
    Fee revenues                                                        $ 36,548          $ 28,823           $ 111,474     $ 87,479
    Reimbursed costs (note 1(c))                                          18,231            17,864              52,983       54,886
                                                                  ------------------------------------------------------------------
                                                                          54,779            46,687             164,457      142,365
                                                                  ------------------------------------------------------------------

EXPENSES:
    General and administrative expenses                                  (10,272)           (9,981)            (32,597)     (28,618)
    Reimbursed costs (note 1(c))                                         (18,231)          (17,864)            (52,983)     (54,886)
                                                                  ------------------------------------------------------------------

                                                                         (28,503)          (27,845)            (85,580)     (83,504)
                                                                  ------------------------------------------------------------------

                                                                          26,276            18,842              78,877       58,861
                                                                  ------------------------------------------------------------------

OWNERSHIP AND CORPORATE OPERATIONS

REVENUES                                                                  29,267            27,001              94,247       87,194
DISTRIBUTIONS FROM HOTEL INVESTMENTS                                          --               153                 398          153
EXPENSES:
    Cost of sales and expenses                                           (34,289)          (35,324)           (108,312)    (111,421)
    Fees to Management Operations                                         (1,331)           (1,264)             (4,156)      (4,017)
                                                                   -----------------------------------------------------------------

                                                                          (6,353)           (9,434)            (17,823)     (28,091)
                                                                   -----------------------------------------------------------------

EARNINGS BEFORE OTHER OPERATING ITEMS                                     19,923             9,408              61,054       30,770
DEPRECIATION AND AMORTIZATION                                             (4,056)           (3,645)            (11,300)     (11,419)
OTHER EXPENSE, NET (NOTE 6)                                              (23,653)             (920)            (22,343)     (25,961)
                                                                   -----------------------------------------------------------------

EARNINGS (LOSS) FROM OPERATIONS                                           (7,786)            4,843              27,411       (6,610)
INTEREST INCOME (EXPENSE), NET                                              (133)            1,038               1,681        2,388
                                                                   -----------------------------------------------------------------

EARNINGS (LOSS) BEFORE INCOME TAXES                                       (7,919)            5,881              29,092       (4,222)
                                                                   -----------------------------------------------------------------

INCOME TAX RECOVERY (EXPENSE):
    Current                                                                  476              (177)             (6,678)         438
    Future                                                                (3,700)           (1,322)             (4,749)      (2,536)
                                                                   -----------------------------------------------------------------

                                                                          (3,224)           (1,499)            (11,427)      (2,098)
                                                                   -----------------------------------------------------------------

NET EARNINGS (LOSS)                                                    $ (11,143)          $ 4,382            $ 17,665     $ (6,320)
                                                                  ==================================================================

BASIC EARNINGS (LOSS) PER SHARE (NOTE 4)                                 $ (0.31)           $ 0.13              $ 0.50      $ (0.18)
                                                                  ==================================================================

DILUTED EARNINGS (LOSS) PER SHARE (NOTE 4)                               $ (0.31)           $ 0.12              $ 0.48      $ (0.18)
                                                                  ==================================================================

See accompanying notes to consolidated financial statements.



FOUR SEASONS HOTELS INC.

CONSOLIDATED BALANCE SHEETS
                                                                            AS AT                      As at
                                                                         SEPTEMBER 30,              December 31,
(IN THOUSANDS OF CANADIAN DOLLARS)                                           2004                       2003
-----------------------------------------------------------------------------------------------------------------
                                                                         (UNAUDITED)

ASSETS

CURRENT ASSETS:

    Cash and cash equivalents                                             $   232,923             $   170,725
    Receivables (note 1(b))                                                   107,132                  88,636
    Inventory                                                                   1,889                   2,169
    Prepaid expenses                                                            3,428                   3,780
                                                                          ---------------------------------------

                                                                              345,372                 265,310

LONG-TERM RECEIVABLES                                                         202,613                 197,635
INVESTMENTS IN HOTEL PARTNERSHIPS AND CORPORATIONS                            160,250                 157,638
FIXED ASSETS                                                                   72,468                  75,789
INVESTMENT IN MANAGEMENT CONTRACTS                                            219,280                 203,670
INVESTMENT IN TRADEMARKS AND TRADE NAMES                                        5,482                   5,757
FUTURE INCOME TAX ASSETS (NOTE 3(b))                                            4,340                  13,230
OTHER ASSETS                                                                   30,775                  27,631
                                                                          ---------------------------------------

                                                                          $ 1,040,580             $   946,660
                                                                          =======================================

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

    Accounts payable and accrued liabilities (note 1(b))                  $    70,871             $    61,045
    Long-term obligations due within one year                                   2,425                   2,587
                                                                          ---------------------------------------

                                                                               73,296                  63,632

LONG-TERM OBLIGATIONS (NOTES 2 AND 3)                                         302,323                 117,521
SHAREHOLDERS' EQUITY (NOTE 4):
    Capital stock                                                             347,302                 329,274
    Convertible notes (note 3)                                                 50,373                 178,543
    Contributed surplus (note 3(b))                                            11,050                   5,529
    Retained earnings                                                         281,562                 265,754
    Equity adjustment from foreign currency translation                       (25,326)                (13,593)
                                                                          ---------------------------------------

                                                                              664,961                 765,507
                                                                          ---------------------------------------

                                                                          $ 1,040,580             $   946,660
                                                                          =======================================

See accompanying notes to consolidated financial statements.



FOUR SEASONS HOTELS INC.

CONSOLIDATED STATEMENTS OF CASH PROVIDED BY OPERATIONS

                                                                     THREE MONTHS ENDED                     NINE MONTHS ENDED
(UNAUDITED)                                                            SEPTEMBER 30,                          SEPTEMBER 30,
(IN THOUSANDS OF CANADIAN DOLLARS)                                   2004          2003                     2004         2003
------------------------------------------------------------------------------------------------------------------------------------



CASH PROVIDED BY (USED IN) OPERATIONS:

MANAGEMENT OPERATIONS

EARNINGS BEFORE OTHER OPERATING ITEMS                            $   26,276    $   18,842               $   78,877   $   58,861
ITEMS NOT REQUIRING AN OUTLAY OF FUNDS                                  620           450                    1,615        1,099
                                                                 -------------------------------------------------------------------

WORKING CAPITAL PROVIDED BY
   MANAGEMENT OPERATIONS                                             26,896        19,292                   80,492       59,960
                                                                  ------------------------------------------------------------------


OWNERSHIP AND CORPORATE OPERATIONS

LOSS BEFORE OTHER OPERATING ITEMS                                    (6,353)       (9,434)                 (17,823)     (28,091)
ITEMS NOT REQUIRING AN OUTLAY OF FUNDS                                  360           187                      866          278
                                                                  ------------------------------------------------------------------

WORKING CAPITAL USED IN
 OWNERSHIP AND CORPORATE OPERATIONS                                  (5,993)       (9,247)                 (16,957)     (27,813)
                                                                  ------------------------------------------------------------------

                                                                     20,903        10,045                   63,535       32,147

INTEREST RECEIVED, NET                                                2,599         2,817                    8,165        8,085
INTEREST PAID ON REDEMPTION OF
   CONVERTIBLE NOTES (NOTE 3(b))                                    (33,057)           --                  (33,057)          --
CURRENT INCOME TAX PAID                                              (1,081)           --                   (2,785)          --
CHANGE IN NON-CASH WORKING CAPITAL                                   (5,084)       (3,012)                 (17,234)      12,370
OTHER                                                                  (286)       (2,698)                    (999)      (8,480)
                                                                  ------------------------------------------------------------------

CASH PROVIDED BY (USED IN) OPERATIONS                            $  (16,006)   $    7,152               $   17,625   $   44,122
                                                                  ==================================================================


See accompanying notes to consolidated financial statements.



FOUR SEASONS HOTELS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                     THREE MONTHS ENDED                   NINE MONTHS ENDED
(UNAUDITED)                                                            SEPTEMBER 30,                         SEPTEMBER 30,
(IN THOUSANDS OF CANADIAN DOLLARS)                                   2004          2003                     2004         2003
------------------------------------------------------------------------------------------------------------------------------------


CASH PROVIDED BY (USED IN):

OPERATIONS:                                                        $  (16,006)  $   7,152               $   17,625   $   44,122
                                                                --------------------------------------------------------------------

FINANCING:
     Long-term obligations including
      current portion                                                     (37)        (34)                      (19)        (64)
     Issuance of shares                                                 6,580       2,408                    18,028       3,914
     Issuance of convertible notes (note 3(a))                             --          --                   329,273          --
     Redemption of convertible notes (note 3(b))                     (242,644)         --                  (242,644)         --
     Dividends paid                                                    (1,857)     (1,813)                   (3,690)     (3,622)
                                                                --------------------------------------------------------------------

CASH PROVIDED BY (USED IN) FINANCING                                 (237,958)        561                   100,948         228
                                                               ---------------------------------------------------------------------

CAPITAL INVESTMENTS:
     Decrease in restricted cash (note 2)                              75,000          --                        --          --
     Long-term receivables                                              9,568       2,605                   (10,431)     (9,446)
     Hotel investments (note 6)                                        (8,082)     (1,493)                  (46,689)     (7,902)
     Disposal of hotel investments                                     47,043       1,529                    47,043       1,529
     Fixed assets                                                      (2,945)       (124)                   (5,414)     (5,400)
     Investments in trademarks and trade
      names and management contracts                                   (1,333)       (924)                  (13,168)     (1,580)
     Other assets                                                      (1,477)     (1,370)                   (3,799)     (4,860)
                                                              ----------------------------------------------------------------------

CASH PROVIDED BY (USED IN) CAPITAL INVESTMENTS                        117,774         223                   (32,458)    (27,659)
                                                              ----------------------------------------------------------------------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                     (136,190)      7,936                    86,115      16,691
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
     DUE TO UNREALIZED FOREIGN EXCHANGE GAIN (LOSS)                   (23,117)        530                   (23,917)    (20,323)
CASH AND CASH EQUIVALENTS,
     BEGINNING OF PERIOD                                              392,230     152,938                   170,725     165,036
                                                              ----------------------------------------------------------------------

CASH AND CASH EQUIVALENTS, END OF PERIOD                           $  232,923  $  161,404                $  232,923  $  161,404
                                                                ====================================================================


See accompanying notes to consolidated financial statements.



FOUR SEASONS HOTELS INC.

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

                                                                                  NINE MONTHS ENDED
(UNAUDITED)                                                                         SEPTEMBER 30,
(IN THOUSANDS OF CANADIAN DOLLARS)                                                2004           2003
-----------------------------------------------------------------------------------------------------------------


RETAINED EARNINGS, BEGINNING OF PERIOD                                        $   265,754    $   264,016
NET EARNINGS (LOSS)                                                                17,665         (6,320)
DIVIDENDS DECLARED                                                                 (1,857)        (1,813)
                                                                          ---------------------------------------

RETAINED EARNINGS, END OF PERIOD                                              $   281,562    $   255,883
                                                                          =======================================


See accompanying notes to consolidated financial statements.


FOUR SEASONS HOTELS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)
(IN THOUSANDS OF CANADIAN DOLLARS EXCEPT SHARE AMOUNTS)
--------------------------------------------------------------------------------

In these interim consolidated financial statements, the words "we", "us", "our", and other similar words are references to Four Seasons Hotels Inc. and its consolidated subsidiaries. These interim consolidated financial statements do not include all disclosures required by Canadian generally accepted accounting principles ("GAAP") for annual financial statements and should be read in conjunction with our annual consolidated financial statements for the year ended December 31, 2003.

1.   SIGNIFICANT ACCOUNTING POLICIES:

The significant accounting policies used in preparing these interim consolidated financial statements are consistent with those used in preparing our annual consolidated financial statements for the year ended December 31, 2003, except as disclosed below:

(a)  STOCK-BASED  COMPENSATION AND OTHER STOCK-BASED PAYMENTS:
     In December 2003, the Canadian Institute of Chartered Accountants ("CICA") amended Section 3870 to require entities to account for employee stock options using the fair value-based method, beginning January 1, 2004. In accordance with one of the transitional alternatives permitted under amended Section 3870, we prospectively adopted in December 2003 the fair value-based method with respect to all employee stock options granted on or after January 1, 2003. Accordingly, options granted prior to that date continue to be accounted for using the settlement method. The prospective application of adopting the fair value-based method effective January 1, 2003 has been applied retroactively in our consolidated financial statements, and amounts for the three months and nine months ended September 30, 2003 have been restated. The impact of this change for the three months and nine months ended September 30, 2004 was to increase net loss by $595 and to decrease net earnings by $1,502, respectively (2003 - decrease net earnings by $366 and increase net loss by $525, respectively), and to increase basic and diluted loss per share by $0.01 and to decrease basic and diluted earnings per share by $0.04, respectively (2003 - decrease basic and diluted earnings per share by $0.01 and increase basic and diluted loss per share by $0.01, respectively).

     The fair value of stock options granted in the nine months ended September 30, 2004 has been estimated using the Black-Scholes option pricing model with the following assumptions: risk-free interest rates ranging from 2.96% to 4.39% (2003 - 4.44% to 5.02%); semi-annual dividend per Limited Voting Share of $0.055 (2003 - $0.055); volatility factor of the expected market price of our Limited Voting Shares ranging from 28% to 30% (2003 - 32%); and expected lives of the options in 2004 and 2003 ranging between four and seven years, depending on the level of the employee who was granted stock options. For the options granted in the nine months ended September 30, 2004, the weighted average fair value of the options at the grant dates was $25.35 (2003 - $18.00). No stock options were granted during the three months ended September 30, 2004 and 2003. For purposes of stock option expense and pro forma disclosures, the estimated fair value of the options is amortized to compensation expense over the options' vesting period.

     Section 3870 requires pro forma disclosure of the effect of the application of the fair value-based method to employee stock options granted on or after January 1, 2002 and not accounted for using the fair value-based method. For the three months and nine months ended September 30, 2004 and 2003, if we had applied the fair value-based method to options granted from January 1, 2002 to December 31, 2002, our net earnings (loss) and basic and diluted earnings (loss) per share would have been adjusted to the pro forma amounts indicated below:


     (UNAUDITED)                                                     THREE MONTHS ENDED                   NINE MONTHS ENDED
     (IN THOUSANDS OF CANADIAN DOLLARS                                 SEPTEMBER 30,                        SEPTEMBER 30,
      EXCEPT PER SHARE AMOUNTS)                                      2004          2003                     2004         2003
------------------------------------------------------------------------------------------------------------------------------------
     Stock option expense included
        in compensation expense                                  $    (595)    $    (366)             $    (1,502)    $    (525)
                                                              ======================================================================

     Net earnings (loss), as reported                            $ (11,143)    $   4,382              $    17,665     $  (6,320)
     Additional expense that would have been
       recorded if all outstanding stock options
       granted during 2002 had been expensed                          (848)         (862)                  (2,560)       (2,587)
                                                              ----------------------------------------------------------------------

     Pro forma net earnings (loss)                              $  (11,991)    $   3,520              $    15,105     $  (8,907)
                                                              ----------------------------------------------------------------------

     Earnings (loss) per share:
       Basic, as reported                                       $    (0.31)    $    0.13             $       0.50     $   (0.18)
       Basic, pro forma                                              (0.34)         0.10                     0.43         (0.25)
       Diluted, as reported                                          (0.31)         0.12                     0.48         (0.18)
       Diluted, pro forma                                            (0.34)         0.10                     0.41         (0.25)
                                                              ----------------------------------------------------------------------


(b)  HEDGING  RELATIONSHIPS:
     In December 2001, the CICA issued an accounting guideline relating to hedging relationships. The guideline establishes requirements for the identification, documentation, designation and effectiveness of hedging relationships and was effective for fiscal years beginning on or after July 1, 2003. Effective January 1, 2004, we ceased designating our US dollar forward contracts as hedges of our US dollar revenues. These contracts were entered into during 2002, and all of these contracts will mature during 2004. The foreign exchange gains on these contracts of $14,552, which were deferred prior to January 1, 2004, are being recognized in 2004 as an increase of fee revenues over the course of the year. Effective January 1, 2004, our US dollar forward contracts are being marked-to-market on a monthly basis with the resulting changes in fair values being recorded as a foreign exchange gain or loss. The impact of ceasing to designate our US dollar forward contracts as hedges of our US dollar revenues was to increase net earnings by $891 and $515, respectively, for the three months and nine months ended September 30, 2004 and to increase receivables by $4,413 and accounts payable and accrued liabilities by $3,731 as at September 30, 2004.

     In June 2004, we entered into an interest rate swap agreement that we designated as a fair value hedge of the convertible notes issued in the same month (note 3(a)). In October 2004, we terminated the interest rate swap agreement (note 10).

(c)  REIMBURSED COSTS:
     As a result of adopting Section 1100, "Generally Accepted Accounting Principles", which was issued by the CICA in July 2003, and was effective January 1, 2004, we have included the reimbursement of all out-of-pocket expenses in both revenues and expenses instead of recording certain reimbursed costs as a "net" amount. The change in the accounting treatment of reimbursed costs resulted in an increase of both revenues and expenses for the three months and nine months ended September 30, 2004 of $10,770 and $29,983, respectively (2003 - $10,470 and $33,186, respectively), but did not have an impact on net earnings. In addition, for the three months and nine months ended September 30, 2003, each of fee revenues and general and administrative expenses included certain other reimbursed costs of $7,394 and

     $21,700, respectively. These have been reclassified to reimbursed costs in both revenues and expenses to conform with the financial statement presentation adopted in 2004.

(d)  IMPAIRMENT OF LONG-LIVED  ASSETS:
     In December 2002, the CICA issued Section 3063, "Impairment of Long-Lived Assets". This new section establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets, and replaces the write-down provisions of Section 3061, "Property, Plant and Equipment". In accordance with Section 3063, long-lived assets, such as property, plant and equipment and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized equal to the amount by which the carrying amount of the asset exceeds the fair value of the asset. The implementation of
     Section 3063, effective January 1, 2004, did not have an impact on our consolidated financial statements for the three months and nine months ended September 30, 2004.

(e)  ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS:
     In March 2003, the CICA issued Section 3110, "Accounting for Asset Retirement Obligations". Section 3110 requires companies to record the fair value of an asset retirement obligation as a liability in the year in which they incur a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. Companies are also required to record a corresponding asset that is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The implementation of Section 3110, effective January 1, 2004, did not have an impact on our consolidated financial statements for the three months and nine months ended September 30, 2004.

(f)  REVENUE  RECOGNITION:
     In December 2003, the Emerging Issues Committee ("EIC") of the CICA issued Abstract EIC-141, "Revenue Recognition", which provides revenue recognition guidance. The implementation of EIC-141, effective January 1, 2004, did not have an impact on our consolidated financial statements for the three months and nine months ended September 30, 2004.

(g)  REVENUE ARRANGEMENTS WITH MULTIPLE DELIVERABLES:
     In December 2003, the EIC issued Abstract EIC-142, "Revenue Arrangements with Multiple Deliverables", which addresses accounting for arrangements, entered into after December 31, 2003, where an enterprise will perform multiple revenue generating activities. The implementation of EIC-142 did not have an impact on our consolidated financial statements for the three months and nine months ended September 30, 2004.


2.   BANK CREDIT FACILITY:

In June 2004, we finalized a committed bank credit facility of US$100 million ($126,400), which expires in June 2005 and replaces bank credit facilities of US$212.5 million ($268,600). As at September 30, 2004, no amounts were borrowed under this credit facility. However, approximately US$14 million ($17,400) of letters of credit were issued under this credit facility. No amounts have been drawn under these letters of credit. In September 2004, the bank credit facility was amended by extending the expiry date to September 2007 and by removing the requirement to maintain a minimum cash balance of at least $75,000 in our account with the agent of the facility.

In November 2004, we finalized a new committed bank credit facility of US$125 million ($158,000), which expires in September 2007, and replaces the credit facility of US$100 million ($126,400).


3.   LONG-TERM OBLIGATIONS:

                                                                            AS AT                     As at
                                                                        SEPTEMBER 30,             December 31,
(IN THOUSANDS OF CANADIAN DOLLARS)                                          2004                      2003
---------------------------------------------------------------------------------------------------------------------
                                                                         (UNAUDITED)

Convertible notes, issued in 2004 (a)                                   $   270,023               $        --
Convertible notes, issued in 1999 (b)                                            --                    88,029
Accrued benefit liability and other obligations                              34,725                    32,079
                                                                   --------------------------------------------------

                                                                            304,748                   120,108

Less amounts due within one year                                             (2,425)                   (2,587)
                                                                   --------------------------------------------------

                                                                        $   302,323               $   117,521
                                                                   ==================================================



(a) In June 2004, we issued US$250 million ($341,100) (principal amount) convertible senior notes. The net proceeds of the issuance, after deducting offering expenses and underwriters' commission, were approximately US$241.3 million ($329,273). These notes bear interest at the rate of 1.875% per annum (payable semi-annually in arrears on January 30 and July 30 to holders of record on January 15 and July 15, beginning January 30, 2005), and will mature on July 30, 2024, unless earlier redeemed or repurchased. The notes are convertible into Limited Voting Shares of Four Seasons Hotels Inc. at an initial conversion rate of 13.9581 shares per each one thousand US dollar principal amount (equal to a conversion price of approximately US$71.64 ($90.55) per Limited Voting Share), subject to adjustments in certain events, only when (i) the closing price of the Limited Voting Shares measured over a specified number of trading days is more than 130% of the conversion price, (ii) the market price of a note measured over a specified number of trading days is less than 95% of the closing sale price of the Limited Voting Shares into which they may be converted, (iii) we call the notes for redemption, or (iv) certain corporate transactions or a "fundamental change" has occurred. In connection with a "fundamental change" on or prior to July 30, 2009, on conversion holders of notes will be entitled to receive additional Limited Voting Shares having a value equal to the aggregate of the make whole premium they would have received if the notes were purchased plus an amount equal to any accrued but unpaid interest. We may choose to settle conversion (including any make whole premium) in Limited Voting Shares, cash or a combination of Limited Voting Shares and cash (at our option).

     On or after August 4, 2009, we may (at our option) redeem all or a portion of the notes, in whole or in part, for cash at 100% of their principal amount, plus any accrued and unpaid interest. On each of July 30, 2009, 2014 and 2019, holders may require us to purchase all or a portion of their notes at 100% of their principal amount, plus any accrued and unpaid interest. We will pay cash for any notes so purchased on July 30, 2009. Repurchases made on July 30, 2014 and July 30, 2019, may be made (at our option) in cash, Limited Voting Shares or a combination of cash and Limited Voting Shares. Upon the occurrence of certain designated events, we will be required to make an offer to purchase the notes at 100% of their principal amount plus any accrued and unpaid interest, and, in the case of a "fundamental change" that is also a "change of control" occurring on or before July 30, 2009, we also will pay a make whole premium. We may choose to pay the purchase price (including any make whole premium) for notes in respect of which our offer is accepted in (at our option) cash, Limited Voting Shares, securities of the surviving entity (if Four Seasons Hotels Inc. is not the surviving corporation), or a combination of cash and shares or securities.

     In accordance with Canadian GAAP, the notes are bifurcated on our financial statements into a debt component (representing the principal value of a bond of US$211.8 million ($288,918), which was estimated based on the present value of a US$250 million ($341,100) bond maturing in 2009, yielding 5.33% per annum, compounded semi-annually, and paying a coupon of 1.875% per annum) and an equity component (representing the value of the conversion feature of the notes). Accordingly, net proceeds have been allocated $288,918 to long-term obligations and $50,373 to shareholders' equity. The offering expenses and underwriters' commission of approximately $10,018 relating to the debt component, are recorded in other assets. The debt component of the notes will increase for accounting purposes at the compounded interest rate of 5.33%, less the coupon paid of 1.875% per annum.

     In connection with the offering, we had entered into an interest rate swap agreement to July 30, 2009 with an initial notional amount of US$211.8 million ($288,918), pursuant to which we had agreed to receive interest at a fixed rate of 5.33% per annum and pay interest at six-month LIBOR in arrears plus 0.4904%. We had designated the interest rate swap as a fair value hedge of the notes. As a result, we were accounting for the payments under the interest rate swap on an accrual basis, which resulted in an effective interest rate (for accounting purposes) on the hedged notes of six-month LIBOR in arrears plus 0.4904%. In October 2004, we terminated the interest rate swap agreement (note 10).

(b) During 1999, we issued US$655.5 million principal amount at maturity (September 23, 2029) of convertible notes for gross proceeds of US$172.5 million. The net proceeds of the issuance, after deducting offering expenses and underwriters' commission, were US$166 million. We were entitled to redeem the convertible notes commencing in September 2004 for cash equal to the issue price plus accrued interest calculated at 4 1/2% per annum. In September 2004, we redeemed for cash all these convertible notes for US$328.73 per US$1 thousand principal amount at maturity (the redemption price being the issue price plus interest that was accrued but unpaid) for an aggregate payment of US$215.5 million ($275,701).

     In accordance with Canadian GAAP, we allocated the consideration paid on the redemption to the liability and equity components of the convertible notes based on their relative fair values at the date of the redemption. We recognized a pre-tax accounting loss of $14,611 related to the debt component of the convertible notes (representing the difference between the carrying value of the debt component and the relative fair value of the debt component and calculated at the present value of the amount due on maturity, using an assumed 25-year interest rate of 8.474% per annum, compounding semi-annually). This loss was recorded in other expense, net in the consolidated statements of operations. In addition, at the interest rate noted above, we recognized a pre-tax accounting gain on the extinguishment of the equity component of the convertible notes of $8,160. The gain was recorded in contributed surplus. The tax impact of the redemption of both the liability and equity components of the convertible notes was a decrease to future income tax assets and a decrease to contributed surplus of $4,141. The net after-tax impact on shareholders' equity from the redemption of both the debt and equity components of the convertible notes was a reduction of $10,592.

     In accordance with Canadian GAAP, the cash paid on redemption of the convertible notes relating to the interest accreted from September 1999 to September 2004, for accounting purposes, of US$25.8 million ($33,057) on the convertible notes has been recorded in the consolidated statements of cash provided by operations. The remaining cash paid on redemption of US$189.7 million ($242,644) has been recorded under "Financing" in the consolidated statements of cash flows.

4. SHAREHOLDERS' EQUITY:

As at September 30, 2004, we have outstanding Variable Multiple Voting Shares ("VMVS") of 3,725,698, outstanding Limited Voting Shares ("LVS") of 32,114,374 and outstanding stock options of 5,331,957 (weighted average exercise price of $56.71).

A reconciliation of the net earnings (loss) and weighted average number of VMVS and LVS used to calculate basic earnings (loss) per share and diluted earnings
(loss) per share is as follows:


                                                                                    THREE MONTHS ENDED
(UNAUDITED)                                                                             SEPTEMBER 30,
(IN THOUSANDS OF CANADIAN DOLLARS)                                            2004                               2003
------------------------------------------------------------------------------------------------------------------------------------

                                                                 NET LOSS          SHARES         Net earnings        Shares
------------------------------------------------------------------------------------------------------------------------------------
BASIC EARNINGS (LOSS) PER SHARE:
     NET EARNINGS (LOSS)                                       $   (11,143)     35,709,555         $     4,382     35,039,104
EFFECT OF ASSUMED DILUTIVE CONVERSIONS:
     STOCK OPTION PLAN                                                  --              --                  --      1,565,639
------------------------------------------------------------------------------------------------------------------------------------

DILUTED EARNINGS (LOSS) PER SHARE:
     NET EARNINGS (LOSS) AND ASSUMED
        DILUTIVE CONVERSIONS                                   $   (11,143)     35,709,555         $     4,382     36,604,743
====================================================================================================================================

                                                                                       NINE MONTHS ENDED
(UNAUDITED)                                                                              SEPTEMBER 30,
(IN THOUSANDS OF CANADIAN DOLLARS)                                            2004                               2003
------------------------------------------------------------------------------------------------------------------------------------

                                                               NET EARNINGS        SHARES           Net loss          Shares
------------------------------------------------------------------------------------------------------------------------------------
BASIC EARNINGS (LOSS) PER SHARE:
     NET EARNINGS (LOSS)                                       $    17,655     35,494,738       $    (6,320)      34,945,812
EFFECT OF ASSUMED DILUTIVE CONVERSIONS:
     STOCK OPTION PLAN                                                  --      1,510,044                 --              --
------------------------------------------------------------------------------------------------------------------------------------

DILUTED EARNINGS (LOSS) PER SHARE:
     NET EARNINGS (LOSS) AND ASSUMED
        DILUTIVE CONVERSIONS                                   $    17,665     37,004,782       $    (6,320)       34,945,812
====================================================================================================================================


The diluted earnings (loss) per share calculation excluded the effect of the assumed conversions of 5,331,957 and 1,015,916 stock options to LVS, under our stock option plan, during the three months and nine months ended September 30, 2004, respectively (2003 - 1,383,041 and 5,953,345 stock options, respectively), as the inclusion of these conversions resulted in an anti-dilutive effect. As we incurred a net loss for the three months ended September 30, 2004 and for the nine months ended September 30, 2003, all stock options granted were excluded from the calculation of diluted loss per share. In addition, the dilution relating to the conversion of our convertible notes (issued in 1999 and subsequently redeemed in 2004) (note 3(b)) to 3,463,155 LVS, by application of the "if-converted method", has been excluded from the calculation for 2004 and 2003 as the inclusion of this conversion resulted in an anti-dilutive effect for the three months and nine months ended September 30, 2004 and 2003. There was no dilution relating to the convertible notes issued in 2004 (note 3(a)) as the contingent conversion price was not reached during the periods.

5. CONSOLIDATED REVENUES:


Consolidated revenues for Four Seasons Hotels Inc. is comprised of the following:

                                                                  THREE MONTHS ENDED                      NINE MONTHS ENDED
(UNAUDITED)                                                          SEPTEMBER 30,                          SEPTEMBER 30,
(IN THOUSANDS OF CANADIAN DOLLARS)                                2004           2003                     2004             2003
------------------------------------------------------------------------------------------------------------------------------------

Revenues from Management Operations                              $    54,779   $    46,687             $   164,457    $   142,365
Revenues from Ownership and
     Corporate Operations                                             29,267        27,001                  94,247         87,194
Distribution from hotel investments                                       --           153                     398            153
Fees from Ownership and Corporate
     Operations to Management Operations                              (1,331)       (1,264)                 (4,156)        (4,017)
                                                                 -------------------------------------------------------------------

                                                                 $    82,715   $    72,577             $   254,946    $   225,695
                                                                 ===================================================================



6. OTHER EXPENSE, NET:

Included in other expense, net for the three months and nine months ended September 30, 2004 is the loss on the redemption of the debt component of our convertible notes (issued in 1999) of $14,611 (note 3(b)).

In addition, other expense, net for the three months and nine months ended September 30, 2004 includes a net foreign exchange loss of $4,470 and $2,809, respectively (2003 - net foreign exchange gain of $323 and a net foreign exchange loss of $17,179, respectively) related to the foreign currency translation gains and losses on unhedged net monetary asset and liability positions, primarily in US dollars, euros, pounds sterling and Australian dollars, and foreign exchange gains and losses incurred by our foreign self-sustaining subsidiaries.

During the three months ended September 30, 2004, we sold the majority of our investment in Four Seasons Hotel Amman and all of our investment in Four Seasons Resort Whistler for proceeds of approximately $47,000 and settled our loan receivable from Sedona, resulting in a total net loss of $4,434. The majority of the loss was related to the settlement of the loan receivable from Sedona and for legal costs incurred to finalize the dispositions.

Also included in other expense, net for the three months and nine months ended September 30, 2004 are legal and enforcement costs of nil and $273, respectively (2003 - $1,180 and $8,680 respectively), in connection with the disputes with the owners of the Four Seasons hotels in Caracas and Seattle.


7. PENSION BENEFIT EXPENSE:

The pension benefit expense, after allocation to managed properties, for the three months and nine months ended September 30, 2004 was $747 and $2,264, respectively (2003 - $762 and $2,128, respectively).


8. LEASE TERMINATION:

As at December 31, 2003, our total lease commitments included future minimum lease payments of approximately euro 87 million ($142,005) relating to Four Seasons Hotel Berlin. On September 26, 2004, the landlord terminated our lease of Four Seasons Hotel Berlin, and we ceased managing the hotel. As a result of the lease termination, we no longer have any lease commitments with respect to the hotel.

9. SEASONALITY:

Our hotels and resorts are affected by normally recurring seasonal patterns and, for most of the properties, demand is usually lower in the period from December through March compared to the remainder of the year. Typically, the first quarter is the weakest quarter and the fourth quarter is the strongest quarter for the majority of the properties.

Our ownership operations are particularly affected by seasonal fluctuations, with lower revenue, higher operating losses and lower cash flow in the first quarter, as compared to other quarters. As a result, ownership operations usually incur an operating loss in the first quarter of each year.

Management operations are also impacted by seasonal patterns, as revenues are affected by the seasonality of hotel and resort revenues and operating results. Urban hotels generally experience lower revenues and operating results in the first quarter, as compared to other quarters. However, this negative impact on management revenues is offset, to some degree, by increased travel to our resorts in the period.


10. SUBSEQUENT EVENT:

In October 2004, we terminated the interest rate swap agreement and received proceeds of US$9 million ($11,267). The book value of the interest rate swap as at September 30, 2004 was approximately $2,100. The gain of approximately $9,200 will be deferred for accounting purposes and will be amortized over the next
4.75 years, which would have been the remaining swap term.


FOUR SEASONS HOTELS INC.
SUMMARY OF HOTEL OPERATING DATA - CORE HOTELS(1)

                                                                         THREE MONTHS ENDED
                                                                            SEPTEMBER 30,
(UNAUDITED)                                                             2004             2003             Variance
-------------------------------------------------------------------------------------------------------------------------------
WORLDWIDE
         No. of Properties                                                48               48                    --
         No. of Rooms                                                 12,783           12,783                    --
         Occupancy(2)                                                  70.1%            64.3%               5.8pts.
         ADR(3)         - in US dollars                                 $318             $291                  9.0%
         RevPAR(4)      - in US dollars                                 $208             $181                 14.6%
         Gross operating margin(5)                                     27.5%            25.2%               2.3pts.
UNITED STATES
         No. of Properties                                                19               19                    --
         No. of Rooms                                                  6,114            6,114                    --
         Occupancy(2)                                                  70.9%            69.3%               1.6pts.
         ADR(3)         - in US dollars                                 $335             $316                  6.0%
         RevPAR(4)      - in US dollars                                 $240             $221                  8.2%
         Gross operating margin(5)                                     23.0%            22.7%               0.3pts.
OTHER AMERICAS/CARIBBEAN
         No. of Properties                                                 7                7                    --
         No. of Rooms                                                  1,534            1,534                    --
         Occupancy(2)                                                  67.2%            60.0%               7.2pts.
         ADR(3)         - in US dollars                                 $240             $231                  3.7%
         RevPAR(4)      - in US dollars                                 $155             $134                 15.9%
         Gross operating margin(5)                                     22.9%            19.7%               3.2pts.
EUROPE
         No. of Properties                                                 7                7                    --
         No. of Rooms                                                  1,331            1,331                    --
         Occupancy(2)                                                  63.1%            65.1%             (2.0)pts.
         ADR(3)         - in US dollars                                 $520             $465                 11.7%
         RevPAR(4)      - in US dollars                                 $352             $315                 11.5%
         Gross operating margin(5)                                     35.6%            35.0%               0.6pts.
MIDDLE EAST
         No. of Properties                                                 3                3                    --
         No. of Rooms                                                    598              598                    --
         Occupancy(2)                                                  75.1%            54.7%              20.4pts.
         ADR(3)         - in US dollars                                 $169             $155                  9.3%
         RevPAR4        - in US dollars                                 $127              $85                 49.4%
         Gross operating margin(5)                                     48.3%            37.8%              10.5pts.
ASIA/PACIFIC
         No. of Properties                                                12               12                    --
         No. of Rooms                                                  3,206            3,206                    --
         Occupancy(2)                                                  71.7%            58.3%              13.4pts.
         ADR(3)         - in US dollars                                 $254             $219                 15.8%
         RevPAR(4       - in US dollars                                 $129              $92                 40.8%
         Gross operating margin(5)                                     33.1%            26.0%               7.1pts.


----------------------------------------------------------------------------
1 The term "Core Hotels" means hotels and resorts under management for the full year of both 2004 and 2003. However, if a "CoreHotel" has undergone or is undergoing an extensive renovation program in one of those years that materially affects the operation of the property in that year, it ceases to be included as a "Core Hotel" in either year. Changes from the 2003/2002 Core Hotels are the additions of Four Seasons Hotel Amman, Four Seasons Resort Sharm el Sheikh, Four Seasons Hotel Shanghai and Four Seasons Hotel Tokyo at Marunouchi and the deletion of Four Seasons Hotel Berlin, Four Seasons Resort Santa Barbara, Four Seasons Resort Scottsdale at Troon North and Four Seasons Hotel Washington, DC, the last three of which are undergoing extensive renovation programs in 2004.
2 Occupancy percentage is defined as the total number of rooms occupied divided by the total number of rooms available.
3 ADR is defined as average daily room rate calculated as straight average for each region.
4 RevPAR is defined as average room revenue per available room. RevPAR is a commonly used indicator of market performance for hotels and resorts and represents the combination of the average daily room rate per room occupied and the average occupancy rate achieved during the period. RevPAR does not include food and beverage or other ancillary revenues generated by a hotel or resort. We report RevPAR as it is the most commonly used measure in the lodging industry to measure the period-over-period performance of comparable properties.
5 Gross operating margin represents gross operating profit as a percent of gross operating revenue.


FOUR SEASONS HOTELS INC.
SUMMARY OF HOTEL OPERATING DATA - CORE HOTELS(1)

                                                                          NINE MONTHS ENDED
                                                                            SEPTEMBER 30,
(UNAUDITED)                                                             2004             2003              Variance
-------------------------------------------------------------------------------------------------------------------------------
WORLDWIDE
         No. of Properties                                                48               48                   --
         No. of Rooms                                                 12,783           12,783                   --
         Occupancy(2)                                                  68.4%            60.5%              7.9pts.
         ADR(3)         - in US dollars                                 $328             $303                 8.2%
         RevPAR(4)      - in US dollars                                 $209             $178                17.4%
         Gross operating margin(5)                                     29.2%            26.0%              3.2pts.
UNITED STATES
         No. of Properties                                                19               19                   --
         No. of Rooms                                                  6,114            6,114                   --
         Occupancy(2)                                                  70.5%            68.4%              2.1pts.
         ADR(3)         - in US dollars                                 $342             $326                 4.9%
         RevPAR(4)      - in US dollars                                 $241             $223                 8.1%
         Gross operating margin(5)                                     25.2%            25.1%              0.1pts.
OTHER AMERICAS/CARIBBEAN
         No. of Properties                                                 7                7                   --
         No. of Rooms                                                  1,534            1,534                   --
         Occupancy(2)                                                  64.6%            55.0%              9.6pts.
         ADR(3)         - in US dollars                                 $294             $277                 6.3%
         RevPAR(4)      - in US dollars                                 $180             $147                22.2%
         Gross operating margin(5)                                     30.7%            25.5%              5.2pts.
EUROPE
         No. of Properties                                                 7                7                   --
         No. of Rooms                                                  1,331            1,331                   --
         Occupancy(2)                                                  64.0%            59.0%              5.0pts.
         ADR(3)         - in US dollars                                 $518             $454                14.0%
         RevPAR(4)      - in US dollars                                 $345             $280                23.4%
         Gross operating margin(5)                                     35.2%            31.9%              3.3pts.
MIDDLE EAST
         No. of Properties                                                 3                3                   --
         No. of Rooms                                                    598              598                   --
         Occupancy(2)                                                  71.4%            43.4%             28.0pts.
         ADR(3)         - in US dollars                                 $172             $157                 9.0%
         RevPAR(4)      - in US dollars                                 $124              $71                73.0%
         Gross operating margin(5)                                     48.2%            27.9%             20.3pts.
ASIA/PACIFIC
         No. of Properties                                                12               12                   --
         No. of Rooms                                                  3,206            3,206                   --
         Occupancy(2)                                                  67.4%            52.2%             15.2pts.
         ADR(3)         - in US dollars                                 $254             $230                10.0%
         RevPAR(4)      - in US dollars                                 $122              $86                42.9%
         Gross operating margin(5)                                     32.5%            23.5%              9.0pts.

-------------------------------------------------------------------------------
1    The term "Core Hotels" means hotels and resorts  under  management  for the full year of both 2004 and 2003.  However,  if a "Core Hotel" has undergone or is undergoing an extensive renovation program in one of those years that materially affects the operation of the property in that year, it ceases to be included as a "Core  Hotel" in either year.  Changes from the  2003/2002
     Core Hotels are the  additions  of Four Seasons  Hotel Amman,  Four Seasons
     Resort Sharm el Sheikh,  Four Seasons Hotel Shanghai and Four Seasons Hotel
     Tokyo at Marunouchi  and the deletion of Four Seasons  Hotel  Berlin,  Four
     Seasons Resort Santa Barbara, Four Seasons Resort Scottsdale at Troon North
     and  Four  Seasons  Hotel  Washington,  DC,  the last  three  of which  are undergoing extensive renovation programs in 2004.
2    Occupancy  percentage  is  defined  as the total  number of rooms  occupied divided by the total number of rooms available.
3    ADR is defined as average daily room rate  calculated  as straight  average for each region.
4    RevPAR is defined as average room revenue per available  room.  RevPAR is a commonly used  indicator of market  performance  for hotels and resorts and represents the combination of the average daily room rate per room occupied and the average occupancy rate achieved during the period.  RevPAR does not include food and beverage or other ancillary  revenues generated by a hotel or resort.  We report RevPAR as it is the most commonly used measure in the
     lodging   industry  to  measure  the   period-over-period   performance  of
     comparable properties.
5    Gross operating  margin  represents  gross operating profit as a percent of gross operating revenue.



FOUR SEASONS HOTELS INC.

SUMMARY OF HOTEL OPERATING DATA - ALL MANAGED HOTELS

                                                                                 AS AT
                                                                             SEPTEMBER 30,
(UNAUDITED)                                                                2004         2003               Variance
-------------------------------------------------------------------------------------------------------------------------



WORLDWIDE
         No. of Properties                                                   63           57                      6
         No. of Rooms                                                    16,365       15,198                  1,167

UNITED STATES
         No. of Properties                                                   24           22                      2
         No. of Rooms                                                     7,145        6,800                    345

OTHER AMERICAS/CARIBBEAN
         No. of Properties                                                   10            8                      2
         No. of Rooms                                                     2,112        1,746                    366

EUROPE
         No. of Properties                                                   10            9                      1
         No. of Rooms                                                     1,786        1,696                     90

MIDDLE EAST
         No. of Properties                                                    5            4                      1
         No. of Rooms                                                     1,213          847                    366

ASIA/PACIFIC
         No. of Properties                                                   14           14                     --
         No. of Rooms                                                     4,109        4,109                     --






FOUR SEASONS HOTELS INC.

REVENUES UNDER MANAGEMENT - ALL MANAGED HOTELS

                                                                         THREE MONTHS ENDED               NINE MONTHS ENDED
(UNAUDITED)                                                               SEPTEMBER 30,                     SEPTEMBER 30,
(IN THOUSANDS OF CANADIAN DOLLARS)                                      2004             2003            2004             2003
------------------------------------------------------------------------------------------------------------------------------------

REVENUES UNDER MANAGEMENT(1)                                         $698,298         $617,404      $2,173,948       $1,908,544
                                                                      ==============================================================

----------------------------
1    Revenues under management  consist of rooms,  food and beverage,  telephone and other revenues of all hotels and resoprts which we manage. Approximately 68% of the fee revenues (exclusing reimbursed costs)we earned were calculated as a percentage of the total revenues under management of all hotels and resorts.


FOUR SEASONS HOTELS INC.

SCHEDULED OPENING OF PROPERTIES UNDER CONSTRUCTION OR
IN ADVANCED STAGES OF DEVELOPMENT

HOTEL/RESORT/RESIDENCE CLUB AND LOCATION(1,2)                                                         APPROXIMATE
                                                                                                    NUMBER OF ROOMS

SCHEDULED 2004/2005 OPENINGS
----------------------------
Four Seasons Hotel Damascus, Syria                                                                       300
Four Seasons Hotel Doha, Qatar                                                                           235
Four Seasons Hotel Hampshire, England                                                                    135
Four Seasons Hotel Hong Kong, Hong Kong*                                                                 390
Four Seasons Resort Langkawi, Malaysia                                                                    90
Four Seasons Hotel Palo Alto, CA, USA                                                                    200
Four Seasons Private Residences Whistler, B.C., Canada                                                    35

BEYOND 2005
-----------
Four Seasons Hotel Alexandria, Egypt*                                                                    120
Four Seasons Hotel Baltimore, MD, USA*                                                                   200
Four Seasons Hotel Beijing, China                                                                        325
Four Seasons Hotel Beirut, Lebanon                                                                       230
Four Seasons Resort Bora Bora, French Polynesia                                                          100
Four Seasons Hotel Dubai, UAE*                                                                           250
Four Seasons Hotel Florence, Italy                                                                       115
Four Seasons Hotel Geneva, Switzerland                                                                   100
Four Seasons Hotel Istanbul at the Bosphorus, Turkey                                                     170
Four Seasons Hotel Kuwait City, Kuwait                                                                   225
Four Seasons Resort Lanai at Koele, HI, USA                                                              100
Four Seasons Resort Lanai at Manele Bay, HI, USA                                                         250
Four Seasons Hotel Moscow, Russia                                                                        210
Four Seasons Hotel Moscow (Kamenny Island), Russia                                                        80
Four Seasons Hotel Mumbai, India                                                                         200
Four Seasons Resort Puerto Rico, Puerto Rico*                                                            250
Four Seasons Residence Club Punta Mita, Mexico                                                            35
Four Seasons Hotel Seattle, WA, USA*                                                                     150


* Expected to include a residential component.


-----------------------------------
1 Information concerning hotels, resorts and Residence Clubs under construction or under development is based upon agreements and letters of intent and may be subject to change prior to the completion of the project. The dates of scheduled openings have been estimated by management based upon information provided by the various developers. There can be no assurance that the date of scheduled opening will be achieved or that these projects will be completed. In particular, in the case where a property is scheduled to open near the end of a year, there is a greater possibility that the year of opening could be changed. The process and risks associated with the management of new properties are dealt with in greater detail in our 2003 Annual Report.

2 We have made an investment in Orlando, in which we expect to include a Four Seasons Residence Club and/or a Four Seasons branded residential component. The financing for this project has not yet been completed and therefore a scheduled opening date cannot be established at this time.